Exhibit 99.4

MakeMyTrip Limited

Consolidated Financial Statements

March 31, 2012 and 2011

With Independent Auditors’ Report Thereon

MakeMyTrip Limited

Consolidated Financial Statements

March 31, 2012 and 2011

Table of Contents	Page
Corporate Data	3
Corporate Governance Report	4-10
Commentary of the Directors	11
Certificate from the Secretary	12
Independent Auditors’ Report	13-14
Consolidated Statements of Financial Position	15
Consolidated Statements of Comprehensive Income (Loss)	16
Consolidated Statements of Changes in Equity	17-19
Consolidated Statements of Cash Flows	20
Notes to the Consolidated Financial Statements	21-82

MakeMyTrip Limited

Corporate Data

S. No.	Name of Director	Date of Appointment	Date of Resignation
1	Deep Kalra	October 9, 2001
2	Philip C. Wolf	July 20, 2005
3	Ravi Adusumalli	July 20, 2005
4	Sanjeev Aggarwal	December 18, 2006	November 1, 2011
5	Frederic Lalonde	December 18, 2006
6	Aditya Guleri	April 03, 2007
7	Gyaneshwarnath Gowrea	February 11, 2009
8	Mohammad Akhtar Janally	February 11, 2009
9	Vivek N. Gour	May 01, 2010
10	Ranodeb Roy	January 19, 2012

Corporate Secretary

Multiconsult Limited

Rogers House, 5 President John Kennedy Street

Port Louis, Mauritius

Registered office

C/o Multiconsult Limited

Rogers House

5, President John Kennedy Street

Port Louis

Mauritius

Auditors

KPMG

KPMG Centre

31, Cybercity

Ebène

Mauritius

BRN: F07000189

MakeMyTrip Limited

Corporate Governance Report

General Information

MakeMyTrip Limited (the “Company”) is a Company domiciled in Mauritius. The address of the Company’s registered office is C/o Multiconsult Limited, Rogers House, 5 President John Kennedy Street, Port Louis, Mauritius. As at 31 March 2012, the Company had four subsidiaries as mentioned below:

Sr. No.	Name of Subsidiary	Date of Incorporation	Place of Incorporation
1.	MakeMyTrip (India) Private Limited	April 13, 2000	India
2.	MakeMyTrip.com Inc	April 30, 2000	United States of America
3.	Luxury Tours & Travel Pte. Ltd.	July 17, 1985#	Singapore
4.	Luxury Tours (Malaysia) Sdn Bhd.	July 7, 2011@	Malaysia

#	became subsidiary on May 09, 2011.
@	became subsidiary on August 15, 2011.

The Board of Directors

The Board is composed of nine (9) directors coming from different sectors. Every director has drawn from his professional background and expertise in positively contributing to the board’s activities. The Board is currently made up of eight non-executive directors.

Directors

Independent

1. Vivek N. Gour

2. Frederic Lalonde

3. Philip C. Wolf

4. Ranodeb Roy

Non-Executive

1. Mohammad Akhtar Janally

2. Ravi Adusumalli

3. Aditya Tim Guleri

4. Vivek N. Gour

5. Philip C. Wolf

6. Frederic Lalonde

7. Gyaneshwarnath Gowrea

8. Ranodeb Roy

The Board is responsible for directing the affairs of the Company in the best interests of shareholders, in conformity with legal and regulatory framework, and consistent with its constitution and best governance practices.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile

1.	Deep Kalra is our founder, Group Chairman and Group Chief Executive Officer, and was appointed to our board of directors on October 9, 2001. Mr. Kalra’s responsibilities as Group Chief Executive Officer include executing our business strategy and managing the overall performance and growth of our company. Mr. Kalra has over 19 years of experience in e-commerce, sales, corporate finance and financial analysis. Prior to founding our company in April 2000, Mr. Kalra worked with GE Capital, a subsidiary of the General Electric Company, for just over a year, where he was vice president of business development. Mr. Kalra had previously also worked with AMF Bowling Inc. and ABN AMRO Bank. Both General Electric and AMF Bowling are listed companies in the United States. Mr. Kalra is also a member of the executive council of the National Association of Software and Services Companies (NASSCOM) in India and chairs NASSCOM’s Internet working group, as well as a charter member of The Indus Entrepreneurs (TiE) and serves on the board of TiE, Delhi. Mr. Kalra has a bachelor’s degree in economics from St. Stephen’s College, Delhi University, India, and a master’s degree in business administration from the Indian Institute of Management, Ahmedabad, India.

2.	Ravi Adusumalli was appointed to our board of directors on July 20, 2005 as a nominee of SAIF. He is a partner of SAIF Partners II L.P., or SAIF Partners, and has been engaged by SAIF Partners since 2002. Prior to that, Mr. Adusumalli worked with Credit Suisse First Boston as an associate and also with Wasatch Funds. Mr. Adusumalli has a bachelor of arts degree from Cornell University, United States. The business address for Mr. Adusumalli is PO Box 12430, Zephyr Cove, NV 89448, United States.

3.	Aditya Tim Guleri was appointed to our board of directors on April 3, 2007 as a nominee of Sierra Ventures VIII-A, L.P., Sierra Ventures VIII-B, L.P. and Sierra Ventures Associates VIII, LLC, or the Sierra Ventures entities. Mr. Guleri is a managing member of Sierra Ventures Associates VIII, LLC, the general partner of Sierra Ventures VIII-A, L.P. and Sierra Ventures VIII-B, L.P., and in that capacity, he serves on the boards of directors of various companies that Sierra Ventures invests in, providing operational and financial guidance. Prior to joining Sierra Ventures Associates VIII, LLC in February 2001, Mr. Guleri was vice chairman and executive vice president with Epiphany, Inc. from March 2000 until February 2001, and prior to that, he was chairman, chief executive officer and co-founder of Octane Software Inc. since September 1997. He started his career in September 1989 with the information technology team at LSI Logic Corporation until September 1991 and worked with Scopus Technology Inc. from 1992 until 1996. Mr. Guleri has a bachelor of science degree in electrical engineering from Punjab Engineering College, Chandigarh, India and a master of science degree in engineering and operating research from Virginia Polytechnic Institute and State University, United States. The business address for Mr. Guleri is 2884 Sand Hill Road, Suite 100, Menlo Park, CA 94025, United States.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

4.	Philip C. Wolf was appointed to our board of directors on July 20, 2005. Mr. Wolf is non-executive chairman of PhoCusWright, a travel industry research firm he founded in 1994. Mr. Wolf was president and chief executive officer of PhoCusWright prior to its acquisition by Northstar Travel Media LLC in June 2011. Prior to founding PhoCusWright, Mr. Wolf was president and chief executive officer of a venture-funded software developer and travel booking engine pioneer which held two patents for its pricing algorithms. Formerly an adjunct professor at New York University’s Graduate Center for Hospitality, Tourism and Sports Management, he is currently a distinguished lecturer at the Cornell University School of Hotel Administration. Mr. Wolf has a bachelor of arts degree in public policy studies from Duke University, United States and a master’s degree in business administration from the Owen Graduate School of Management, Vanderbilt University, United States. The business address for Mr. Wolf is 1 Route 37 East, Suite 200, Sherman, CT 06784, United States.

5.	Vivek N. Gour was appointed to our board of directors on May 1, 2010. Mr. Gour is also the managing director and chief executive officer of Air Works India Engineering Private Limited, a privately held company in which he has a significant equity stake. Prior to joining our company, Mr. Gour was the chief financial officer of Genpact Limited from January 2005 to February 2010; Genpact is listed on the New York Stock Exchange. From October 2003 to December 2004, Mr. Gour served as chief financial officer for GE Global Business Processes. From October 2002 to September 2003, he served as chief financial officer of GE Capital India, and from August 2001 to September 2002 as senior vicepresident (strategic projects) of GE Capital India. Mr. Gour has a bachelor of commerce degree from Mumbai University, India, and a master of business administration (finance) from Delhi University, India. The business address for Mr. Gour is Kalyani House, Plot # 40, 1st Floor, Sector 18, Gurgaon – 122001, Haryana, India.

6.	Frederic Lalonde was appointed to our board of directors on December 18, 2006. Mr. Lalonde is the founder, director and chief executive officer of Hopper Inc. (formerly known as Openplaces Inc.), a privately held company which runs www.hopper.travel, a travel search engine. Prior to founding his own company, Mr. Lalonde worked at Expedia Inc. from 2004 to 2006 where he served as vice president of hotel supplier strategy and vice president of hotels and packages product planning. Mr. Lalonde has also been a director of Sparrow Media LLC since August 2009. The business address for Mr. Lalonde is 5795, Ave de Gaspe, Suite 100, Montreal, QC, Canada, H2S 2X3.

7.	Gyaneshwarnath Gowrea was appointed to our board of directors on February 11, 2009 and is one of our resident directors in Mauritius. Mr. Gowrea has been a managing director with Multiconsult Limited since 2009. From 2007 to 2008, he was director of Global Services Ltd. and from 1999 to 2006 he was a manager with Multiconsult. Mr. Gowrea completed his secondary education at John Kennedy College in Mauritius and holds various professional qualifications, including being a fellow of the Chartered Association & Certified Accountants, United Kingdom and a fellow of the Mauritius Institute of Directors. The business address for Mr. Gowrea is Rogers House, 5 President John Kennedy Street, Port Louis, Mauritius.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

8.	Mohammad Akhtar Janally was appointed to our board of directors on February 11, 2009 and is one of our resident directors in Mauritius. Mr. Janally is a manager at Multiconsult, having joined Multiconsult Limited in July 2003. Mr. Janally is a fellow member of the Association of Chartered Certified Accountants, United Kingdom. The business address for Mr. Janally is Rogers House, 5 President John Kennedy Street, Port Louis, Mauritius.

9.	Ranodeb Roy was appointed to our board of directors on January 19, 2012. Mr. Roy is a director and the chief executive officer of RV Capital Management Private Limited. Prior to joining our board of directors, Mr. Roy was a managing director and head of fixed income Asia Pacific at Morgan Stanley from March 2008 to December 2011 and was responsible for the fixed income division in Asia. Mr. Roy has also worked at Merrill Lynch, Hong Kong as managing director, co-head of fixed income currency and commodities, or FICC, group in 2007 where he was, responsible for FICC business in Asia. He has also held various senior positions at Merrill Lynch in major financial centers, including New York, Tokyo and Hong Kong. Mr. Roy started his career at Bank of America in Mumbai in 1992. Mr. Roy has a master’s degree in business administration, with majors in finance and marketing, from the Indian Institute of Management, Ahmedabad, India and a bachelor’s degree in computer science and engineering from the Indian Institute of Technology at Kanpur, India. The business address of Mr. Roy is 50 Raffles Place, 37F Singapore Land Tower, Singapore 048623.

Constitution

Public Limited Company

Committees of the Board of Directors

We have established two committees under our board of directors: an audit committee and a compensation committee. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Messrs. Vivek N. Gour, Mr. Ranodeb Roy and Frederic Lalonde and is chaired by Mr. Gour. Each member of the audit committee satisfies the independence requirements of Rule 5605 of the Nasdaq Stock Market, Marketplace Rules and the independence requirements of Rule 10A-3 under the Exchange Act. Our board of directors also has determined that Mr. Gour qualifies as an audit committee financial expert within the meaning of the SEC rules. Our audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. Our audit committee is responsible for, among other things:

•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	regularly reviewing the independence of our independent auditors;

•	reviewing all related party transactions on an ongoing basis;

•	discussing the annual audited financial statements with management and our independent auditors;

MakeMyTrip Limited

Corporate Governance Report (Continued)

Committees of the Board of Directors (Continued)

Audit Committee (Continued)

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management and our internal and independent auditors; and

•	reporting regularly to our full board of directors.

Our audit committee currently comprises of two independent directors. As a foreign private issuer, we are permitted to follow home country corporate governance practices under Rule 5615(a)(3) of the Nasdaq Stock Market, Marketplace Rules. Our home country practice differs from Rule 5605(c)(2)(A) of the Nasdaq Stock Market, Marketplace Rules regarding the size of our audit committee, because our company, as a holder of a GBC1 issued by the Financial Services Commission of Mauritius, is not required under Mauritian law to have an audit committee of at least three members.

Compensation Committee

Our compensation committee consists of Messrs. Vivek N. Gour, Philip C. Wolf and Frederic Lalonde and is chaired by Mr. Gour. Messrs. Gour, Wolf and Lalonde satisfy the independence requirements of Rule 5605 of the Nasdaq Stock Market, Marketplace Rules. Our compensation committee assists our board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing the compensation plans, policies and programs adopted by the management;

•	reviewing and approving the compensation package for our executive officers;

•

reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•

reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

We currently do not have in place a nominations committee, and the actions ordinarily taken by such committee are resolved by a majority of the independent directors on our board. As a foreign private issuer, we are permitted to follow home country corporate governance practices under Rule 5615(a)(3) of the Nasdaq Stock Market, Marketplace Rules. Our home country practice differs from Rule 5605(e) of the Nasdaq Stock Market, Marketplace Rules regarding implementation of a nominations committee charter or board resolution, because our company, as a holder of a GBC1 issued by the Financial Services Commission of Mauritius, is not required under Mauritian law to establish a nominations committee.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Identification of key risks for the Company

The Board is ultimately responsible for the Company’s system of internal control and for reviewing its effectiveness. The Board confirms that there is an ongoing process for identifying, evaluating and managing the various risks faced by the Company.

Related party transactions

The related party transactions have been set out in note 37 of these financial statements.

Share price information

The following table shows:

•	the reported high and low trading prices quoted in US dollars for our ordinary shares on the Nasdaq Global Market; and

•	the average of the aggregate trading volume for our ordinary shares on the Nasdaq Global Market.

	Nasdaq Global Market Price Per Ordinary Share
Period	High	Low
Fiscal Year
2011(1)	$42.88	$20.75
2012	$34.22	$16.06
Fiscal Quarter
2011
2nd Quarter(1)	$42.88	$20.75
3rd Quarter	$40.80	$23.81
4th Quarter	$32.41	$24.03
2012
1st Quarter	$34.22	$21.37
2nd Quarter	$26.25	$16.06
3rd Quarter	$33.90	$21.01
4th Quarter	$24.93	$20.36
Month
2011
December	$25.43	$23.26
2012
January	$24.93	$21.53
February	$24.70	$20.36
March	$24.50	$22.60
April	$23.60	$16.99
May	$21.06	$13.17
June	$16.66	$12.26
July	$16.61	$13.72
August(2)	$18.32	$15.56

Note:
(1)	From August 17, 2010 following completion of our initial public offering on the Nasdaq Global Market.
(2)	Until August 8, 2012.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Directors’ liability insurance

We have taken directors and officers’ liability insurance of coverage of USD 30 Million from CIM Insurance, Mauritius. This policy is effective till July 2013 and will be renewed thereafter.

Code of Business Conduct and Ethics

Our code of business conduct and ethics provides that our directors and officers are expected to avoid any action, position or interest that conflicts with the interests of our company or gives the appearance of a conflict. Directors and officers have an obligation under our code of business conduct and ethics to advance our company’s interests when the opportunity to do so arises.

Environment

Due to the nature of its activities, the Company has no adverse impact on environment.

Corporate social responsibility and donations

During the year, the Company has not made any donations.

Nature of business

The principal activity of the Company is as defined in our GBL 1 certificate – which is investment activity.

Auditors Report and Accounts

The auditors’ report is set out on pages 13 and 14 and the statement of comprehensive income is set out on page 16 of these financial statements.

Audit fees

Audit fees payable to KPMG for the year amounted to USD 7,000 (2011: USD 6,000).

Appreciation

The Board expresses its appreciation and gratitude to all those involved for their contribution during the year.

MakeMyTrip Limited

Commentary of the Directors

Results

The results for the years ended March 31, 2012 and 2011 are as follows:

(in ‘USD’)

Particulars	For the year ended March 31
	2011	2012
Total income	124,721,387	196,599,258
Total expenses	(120,659,482)	(192,593,898)
Finance income	1,601,750	1,987,904
Finance cost Share of loss of equity-accounted investee	(3,525,685 —)	(4,957,097 (65,957	) )
Profit for the year	4,829,691	7,048,356

Statement of Directors’ responsibilities in respect of the consolidated financial statements

Company law requires the directors to prepare consolidated financial statements for each financial year, which present fairly the financial position, financial performance and the cash flows of the Company. The directors are also responsible for keeping accounting records which:

•	correctly record and explain the transactions of the Company;
•	disclose with reasonable accuracy at any time the financial position of the Company; and
•	would enable them to ensure that the consolidated financial statements comply with the Mauritius Companies Act 2001.

The directors confirm that they have complied with the above requirements in preparing the consolidated financial statements.

Auditors

The auditors, KPMG, have expressed their willingness to continue in office.

CERTIFICATE FROM THE SECRETARY

We certify to the best of our knowledge and belief that we have filed with the Registrar of Companies, all such returns as are required of MakeMyTrip Limited under the Mauritius Companies Act 2001, during the financial year ended 31 March 2012.

/s/ Vegambal Cathien
For Multiconsult Limited
CORPORATE SECRETARY Rogers House 5, President John Kennedy Street Port Louis MAURITIUS

Date: 23 August 2012

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF MAKEMYTRIP LIMITED

Report on the Consolidated Financial Statements

We have audited the consolidated financial statements of MakeMyTrip Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) on pages 15 to 82 which comprise the consolidated statements of financial position at March 31 2012 and the consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the year then ended and the notes to the financial statements which include a summary of significant accounting policies and other explanatory notes.

This report is made solely to the Company’s members, as a body, in accordance with Section 205 of the Mauritius Companies Act. Our audit work has been undertaken so that we might state to the Company’s members as a body those matters that are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and its members as a body, for our audit work, for this report, or for the opinions we have formed.

Directors’ Responsibility for the Consolidated Financial Statements

The directors are responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards and in compliance with the requirements of the Mauritius Companies Act and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF MAKEMYTRIP LIMITED (CONTINUED)

Report on the Consolidated Financial Statements (Continued)

Opinion

In our opinion, the consolidated financial statements on pages 15 to 82 give a true and fair view of the consolidated financial position of the Group and Company at March 31, 2012 and of its financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards and comply with the Mauritius Companies Act.

Report on Other Legal and Regulatory Requirements

Mauritius Companies Act

We have no relationship with or interests in the Group and the Company other than in our capacity as auditors.

We have obtained all the information and explanations we have required.

In our opinion, proper accounting records have been kept by the Company as far as it appears from our examination of those records.

KPMG	Ashish Ramyead
Licensed Auditors	Licensed by FRC

Ebène

Date: 23 August 2012

MAKEMYTRIP LIMITED

Consolidated Statements of Financial Position

		As at March 31
	Note	2011	2012
		(in USD)
Assets
Property, plant and equipment	17	3,762,598	7,064,373
Intangible assets	18	2,796,840	8,349,403
Trade and other receivables, net	20	600,067	807,159
Investment in equity-accounted investee	9	—	838,212
Other investment	10	—	4,416,543
Derivatives instruments		—	202,054
Term deposits	22	706,873	648,506
Other non-current assets	24	219,021	449,559
Deferred tax assets	19	2,924,308	8,892,842

Total non-current assets		11,009,707	31,668,651

Inventories		—	2,367,548
Current tax assets		3,855,431	5,908,213
Trade and other receivables, net	20	12,257,102	20,575,261
Term deposits	22	16,235,047	43,676,624
Other current assets	23	17,852,029	21,792,776
Cash and cash equivalents	21	51,730,321	43,798,230
Assets held for sale	7	—	404,109

Total current assets		101,929,930	138,522,761

Total assets		112,939,637	170,191,412

Equity
Share capital	25	17,546	18,576
Share premium	25	111,541,661	150,144,112
Fair value reserve		—	(428,937)
Accumulated deficit		(38,024,060)	(31,827,379)
Share based payment reserve	32	3,914,844	9,388,239
Foreign currency translation reserve	25	(1,174,111)	(8,578,442)

Total equity attributable to equity holders of the Company		76,275,880	118,716,169
Non-controlling interest		—	75,620

Total equity		76,275,880	118,791,789

Liabilities
Loans and borrowings	28	148,923	177,280
Employee benefits	31	667,050	681,135
Other non-current liabilities	30	503,320	1,487,658

Total non-current liabilities		1,319,293	2,346,073

Bank overdraft	21	3,855,977	—
Loans and borrowings	28	60,634	82,083
Derivatives instruments		—	149,135
Trade and other payables	33	29,694,702	46,697,644
Deferred income		26,533	23,122
Other current liabilities	29	1,706,618	2,101,566

Total current liabilities		35,344,464	49,053,550

Total liabilities		36,663,757	51,399,623

Total equity and liabilities		112,939,637	170,191,412

The notes on pages 21 to 82 form an integral part of these consolidated financial statements.

MAKEMYTRIP LIMITED

Consolidated Statements of Comprehensive Income (Loss)

		For the Year Ended March 31
	Note	2010	2011	2012
		(in USD)
Revenue
Air ticketing		32,119,488	47,622,719	76,190,303
Hotels and packages		50,287,896	74,557,976	116,701,137
Other revenue	11	1,152,822	2,540,692	3,707,818

Total revenue		83,560,206	124,721,387	196,599,258

Service cost
Procurement cost of hotel and packages services		42,292,226	63,650,910	98,474,788
Cost of air tickets coupon		985,482	—	9,939,556
Personnel expenses	12	16,562,034	14,399,040	26,520,745
Other operating expenses	13	28,160,506	40,698,895	54,868,655
Depreciation and amortization	14	1,569,747	1,910,637	2,790,154

Result from operating activities		(6,009,789)	4,061,905	4,005,360

Finance income	15	1,874,177	1,601,750	1,987,904
Finance costs	15	2,062,947	3,525,685	4,957,097

Net finance costs		(188,770)	(1,923,935)	(2,969,193)

Share of loss of equity-accounted investee	9	—	—	(65,957)

Profit (Loss) before tax		(6,198,559)	2,137,970	970,210
Income tax benefit (expense)	16	(8,428)	2,691,721	6,078,146

Profit (Loss) for the year		(6,206,987)	4,829,691	7,048,356

Other comprehensive income (loss)
Foreign currency translation differences on foreign operations	15	1,651,468	(301,952)	(7,421,044)
Net change in fair value of available-for-sale financial assets	15	—	—	(428,937)
Defined benefit plan actuarial gains (losses)		(14,431)	(73,356)	23,223
Income tax benefit (expense) on other comprehensive income (loss)	16	5,590	24,514	(7,535)

Other comprehensive income (loss) for the year, net of tax		1,642,627	(350,794)	(7,834,293)

Total comprehensive income (loss) for the year		(4,564,360)	4,478,897	(785,937)

Profit (Loss) attributable to:
Owners of the Company		(6,206,239)	4,827,471	7,183,935
Non-controlling interest		(748)	2,220	(135,579)

Profit (Loss) for the year		(6,206,987)	4,829,691	7,048,356

Total comprehensive income (loss) attributable to:
Owners of the Company		(4,563,894)	4,476,742	(633,645)
Non-controlling interest		(466)	2,155	(152,292)

Total comprehensive income (loss) for the year		(4,564,360)	4,478,897	(785,937)

Earnings (Loss) per share
Basic	27	(0.35)	0.17	0.20
Diluted	27	(0.35)	0.15	0.19

The notes on pages 21 to 82 form an integral part of these consolidated financial statements.

MakeMyTrip Limited

Consolidated Statements of Changes in Equity (Deficit)

Year ended March 31, 2012

	Attributable to Equity Holders of the Company
					Foreign
				Share Based	Currency		Non-
	Share	Share	Accumulated	Payment	Translation		Controlling
	Capital	Premium	Deficit	Reserve	Reserve	Total	Interest	Total Deficit
	(In USD)
Balance as at April 1, 2009	8,714	10,816,307	(36,295,338)	756,199	(2,523,402)	(27,237,520)	4,061	(27,233,459)
Total comprehensive income (loss) for the year
Loss for the year	—	—	(6,206,239)	—	—	(6,206,239)	(748)	(6,206,987)

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	1,651,184	1,651,184	284	1,651,468
Defined benefit plan actuarial gains (losses), net of tax	—	—	(8,839)	—	—	(8,839)	(2)	(8,841)

Total other comprehensive income (loss)	—	—	(8,839)	—	1,651,184	1,642,345	282	1,642,627

Total comprehensive income (loss) for the year	—	—	(6,215,078)	—	1,651,184	(4,563,894)	(466)	(4,564,360)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	6,771,376	—	6,771,376	—	6,771,376
Issue of ordinary shares on exercise of share options	53	540,215	—	(465,665)	—	74,603	—	74,603

Total contributions by owners	53	540,215	—	6,305,711	—	6,845,979	—	6,845,979

Transactions with non-owners, recorded directly in equity
Contributions by non-owners
Issue of ordinary shares by a subsidiary on exercise of share options	—	—	—	—	—	—	795	795

Total contributions by non-owners	—	—	—	—	—	—	795	795

Balance as at March 31, 2010	8,767	11,356,522	(42,510,416)	7,061,910	(872,218)	(24,955,435)	4,390	(24,951,045)

The notes on pages 21 to 82 form an integral part of these consolidated financial statements.

MakeMyTrip Limited

Consolidated Statements of Changes in Equity (Deficit) (Continued)

Year ended March 31, 2012

	Attributable to Equity Holders of the Company
	Share Capital	Share Premium	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- controlling Interest	Total Equity (Deficit)
	(In USD)
Balance as at April 1, 2010	8,767	11,356,522	(42,510,416)	7,061,910	(872,218)	(24,955,435)	4,390	(24,951,045)
Total comprehensive income (loss) for the year
Profit for the year	—	—	4,827,471	—	—	4,827,471	2,220	4,829,691

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	(301,893)	(301,893)	(59)	(301,952)
Defined benefit plan actuarial gains (losses), net of tax	—	—	(48,836)	—	—	(48,836)	(6)	(48,842)

Total other comprehensive income (loss)	—	—	(48,836)	—	(301,893)	(350,729)	(65)	(350,794)

Total comprehensive income (loss) for the year	—	—	4,778,635	—	(301,893)	4,476,742	2,155	4,478,897

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	527,285	—	527,285	—	527,285
Issue of ordinary shares on exercise of share options	540	4,965,951	—	(3,648,035)	—	1,318,456	—	1,318,456
Transfer to accumulated deficit on expiry of share options	—	—	26,316	(26,316)	—	—	—	—
Convertible and redeemable preference shares converted to ordinary shares at initial public offering	6,162	41,179,783	—	—	—	41,185,945	—	41,185,945
Issue of ordinary shares through initial public offering, net of issuance costs	2,077	54,039,405	—	—	—	54,041,482	—	54,041,482

Total contributions by owners	8,779	100,185,139	26,316	(3,147,066)	—	97,073,168	—	97,073,168

Changes in ownership interests in subsidiaries
Acquisition of non-controlling interest	—	—	(318,595)	—	—	(318,595)	(6,545)	(325,140)

Total changes in ownership interest in subsidiaries	—	—	(318,595)	—	—	(318,595)	(6,545)	(325,140)

Total transactions with owners	8,779	100,185,139	(292,279)	(3,147,066)	—	96,754,573	(6,545)	96,748,028

Balance as at March 31, 2011	17,546	111,541,661	(38,024,060)	3,914,844	(1,174,111)	76,275,880	—	76,275,880

The notes on pages 21 to 82 form an integral part of these consolidated financial statements.

MakeMyTrip Limited

Consolidated Statements of Changes in Equity (Deficit) (Continued)

Year ended March 31, 2012

	Attributable to Equity Holders of the Company
					Share	Foreign
			Fair		Based	Currency		Non-
	Share	Share	Value	Accumulated	Payment	Translation		Controlling
	Capital	Premium	Reserve	Deficit	Reserve	Reserve	Total	Interest	Total Equity
	(In USD)
Balance as at April 1, 2011	17,546	111,541,661	—	(38,024,060)	3,914,844	(1,174,111)	76,275,880	—	76,275,880
Total comprehensive income (loss) for the year
Profit (loss) for the year	—	—	—	7,183,935	—	—	7,183,935	(135,579)	7,048,356

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	(7,404,331)	(7,404,331)	(16,713)	(7,421,044)
Net change in fair value of available-for-sale financial assets	—	—	(428,937)	—	—	—	(428,937)	—	(428,937)
Defined benefit plan actuarial gains, net of tax	—	—	—	15,688	—	—	15,688	—	15,688

Total other comprehensive income (loss)	—	—	(428,937)	15,688	—	(7,404,331)	(7,817,580)	(16,713)	(7,834,293)

Total comprehensive income (loss) for the year	—	—	(428,937)	7,199,623	—	(7,404,331)	(633,645)	(152,292)	(785,937)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	6,951,549	—	6,951,549	—	6,951,549
Issue of ordinary shares on exercise of share options	257	2,326,010	—	—	(1,461,737)	—	864,530	—	864,530
Transfer to accumulated defecit on expiry of share options	—	—	—	16,417	(16,417)	—	—	—	—
Issue of ordinary shares through follow-on public offering, net of issuance costs	773	36,276,441	—	—	—	—	36,277,214	—	36,277,214

Total contributions by owners	1,030	38,602,451	—	16,417	5,473,395	—	44,093,293	—	44,093,293

Changes in ownership interests in subsidiaries
Financial liability for acquisition of non-controlling interest	—	—	—	(870,934)	—	—	(870,934)	—	(870,934)
Acquisition of subsidiary with non-controlling interests	—	—	—	—	—	—	—	79,487	79,487
Subscription of new shares of subsidiary	—	—	—	(148,425)	—	—	(148,425)	148,425	—

Total changes in ownership interest in subsidiaries	—	—	—	(1,019,359)	—	—	(1,019,359)	227,912	(791,447)

Total transactions with owners	1,030	38,602,451	—	(1,002,942)	5,473,395	—	43,073,934	227,912	43,301,846

Balance as at March 31, 2012	18,576	150,144,112	(428,937)	(31,827,379)	9,388,239	(8,578,442)	118,716,169	75,620	118,791,789

The notes on pages 21 to 82 form an integral part of these consolidated financial statements.

MakeMyTrip Limited

Consolidated Statements of Cash Flows

Year ended March 31, 2012

	For the Year Ended March 31
	2010	2011	2012
		(in USD)
Cash flows from operating activities
Profit (Loss) for the year	(6,206,987)	4,829,691	7,048,356
Adjustments for:
Depreciation	908,844	1,114,958	1,651,252
Amortisation of intangible assets	660,903	795,679	1,138,902
Loss on disposal of intangible assets	—	2,930	—
Loss on disposal of property, plant and equipment	25,501	80,563	71,446
Net finance costs	188,770	1,923,935	2,969,193
Share of loss of equity-accounted investee	—	—	65,957
Share based payment	6,771,376	527,285	6,894,450
Income tax expense (benefit)	2,838	(2,691,721)	(6,078,146)
Change in inventories	820,830	—	(2,551,027)
Change in trade and other receivables	(5,441,867)	(2,286,381)	(8,795,720)
Change in other current assets	(3,062,608)	(10,253,524)	(6,346,230)
Change in trade and other payables	10,642,283	4,018,445	18,300,016
Change in employee benefits	98,692	180,601	123,267
Change in deferred income	(622,769)	(2,595,886)	—
Change in other non-current assets	49,375	(94,512)	(278,743)
Change in other current liabilities	192,135	1,142,508	257,295
Change in other non-current liabilities	116,303	57,884	6,120
Income tax (paid) refund	87,682	(3,084,612)	(3,597,454)

Net cash from (used in) operating activities	5,231,301	(6,332,157)	10,878,934

Cash flows from investing activities
Interest received	892,861	2,289,667	928,687
Proceeds from sale of property, plant and equipment	11,630	41,936	21,265
Investment in term deposits (net)	3,653,559	(2,519,501)	(29,852,568)
Acquisition of property, plant and equipment	(653,776)	(1,272,495)	(5,538,589)
Payment for business acquisition, net of cash acquired	—	—	(2,446,455)
Acquisition of equity-accounted investee	—	—	(1,022,913)
Acquisition of other investment	—	—	(4,845,480)
Acquisition of intangible assets	(452,544)	(1,573,886)	(3,468,503)

Net cash from (used in) investing activities	3,451,730	(3,034,279)	(46,224,556)

Cash flows from financing activities
Proceeds from issuance of shares on exercise of share options	75,398	1,318,456	864,530
Direct cost incurred in relation to public offerings	—	(6,198,945)	(1,725,428)
Proceeds from issuance of ordinary shares through public offerings	—	58,153,844	37,122,648
Acquisition of non-controlling interests	—	(325,140)	—
Proceeds from (repayment of) bank loans	104,935	64,605	(158,486)
Payment of finance lease liabilities	(73,453)	(61,162)	(63,657)
Interest paid	(316,923)	(588,299)	(806,790)

Net cash from (used in) financing activities	(210,043)	52,363,359	35,232,817

Increase (decrease) in cash and cash equivalents	8,472,988	42,996,923	(112,805)
Cash and cash equivalents at beginning of the year	(2,442,385)	5,345,460	47,874,344
Effect of exchange rate fluctuations on cash held	(685,143)	(468,039)	(3,963,309)

Cash and cash equivalents at end of the year	5,345,460	47,874,344	43,798,230

Supplementary information
Additions to property, plant and equipment represented by finance lease obligations	78,809	—	31,884

The notes on pages 21 to 82 form an integral part of these consolidated financial statements.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1)	REPORTING ENTITY

MakeMyTrip Limited (the “Company”) is a company domiciled in Mauritius. The address of the Company’s registered office is Multiconsult Limited, Rogers House, 5 President John Kennedy Street, Port Louis, Mauritius. The consolidated financial statements of the Company comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). The Company has four subsidiaries: MakeMyTrip (India) Private Limited, MakeMyTrip.com Inc, Luxury Tours and Travel Pte Ltd and Luxury Tours (Malaysia) Sdn Bhd, incorporated in India, the United States of America (U.S.), Singapore and Malaysia, respectively. The Company acquired Luxury Tours and Travel Pte Ltd on May 9, 2011. Further, the Company has incorporated Luxury Tours (Malaysia) Sdn Bhd on August 15, 2011.

The Group is primarily engaged in the business of selling travel products and solutions in India, the U.S, Singapore and Malaysia. The Group offers its customers the entire range of travel services including ticketing, tours and packages and hotels.

On July 19, 2010, the shareholders approved resolutions effecting certain amendments to the authorized and issued share capital to:

•

effect a 20-for-one split of the Company’s share capital on July 22, 2010 pursuant to which each ordinary share, Series A convertible and redeemable preference share, Series B convertible and redeemable preference share and Series C convertible and redeemable preference share of the Company was subdivided into 20 shares at a par value of USD 0.0005 per share.

•

adjust on July 22, 2010, ordinary shares of a par value of USD 0.01 each reserved under the MakeMyTrip.com Equity Option Plan for delivery in connection with the grant or vesting to ordinary shares of a par value of USD 0.0005 each, to reflect the subdivision of the Company’s ordinary shares approved by the shareholders of the Company.

All share and per share amounts presented in the consolidated financial statements have been adjusted on a retroactive basis to reflect the effect of share split and issuances.

On August 17, 2010, the Company completed the initial public offering of its ordinary shares on National Association of Securities Dealers Automated Quotation System (NASDAQ), pursuant to which the Company issued and sold 3,846,154 ordinary shares and certain of its existing shareholders (referred to as the “Selling Shareholders”) sold 1,153,846 ordinary shares at a price of USD 14 per share. The offering resulted in gross proceeds of USD 53,846,156 and net proceeds of USD 50,076,925 to the Company and gross proceeds of USD 16,153,844 and net proceeds of USD 15,023,075 to the Selling Shareholders, after deducting underwriting discounts and commissions. The underwriters exercised their option to purchase 307,692 additional ordinary shares from the Company and 442,308 additional ordinary shares from the Selling Shareholders at the initial offering price of USD 14 per share to cover over-allotments, resulting in additional gross proceeds of USD 4,307,688 and net proceeds of USD 4,006,150 to the Company and additional gross proceeds of USD 6,192,312 and net proceeds of USD 5,758,850 to the Selling Shareholders, after deducting underwriting discounts and commissions.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

1)	REPORTING ENTITY – (Continued)

On August 17, 2010, 6,577,260 Series A convertible and redeemable preference share of a par value USD 0.0005 each, 2,966,300 Series B convertible and redeemable preference share of a par value USD 0.0005 each, and 2,780,900 Series C convertible and redeemable preference share of a par value USD 0.0005 each were converted into 12,324,460 ordinary shares of a par value USD 0.0005 each by the holders of such preference shares.

On June 2, 2011, the Company completed the follow-on public offering of its ordinary shares on NASDAQ, pursuant to which the Company issued and sold 1,450,000 ordinary shares and certain of its existing shareholders (referred to as the “Selling Shareholders”) sold 3,794,000 ordinary shares at a price of USD 24 per share. The offering resulted in gross proceeds of USD 34,800,000 and net proceeds of USD 33,669,000 to the Company and gross proceeds of USD 91,056,000 and net proceeds of USD 88,096,680 to the Selling Shareholders, after deducting underwriting discounts and commissions. Additionally, the Company incurred offering related expenses of approximately USD 518,942. Further on June 29, 2011, the underwriters exercised their option to purchase 96,777 additional ordinary shares from the Company and 253,223 additional ordinary shares from the Selling Shareholders at the follow-on offering price of USD 24 per share to cover over-allotments, resulting in additional gross proceeds of USD 2,322,648 and net proceeds of USD 2,247,162 to the Company and additional gross proceeds of USD 6,077,352 and net proceeds of USD 5,879,838 to the Selling Shareholders, after deducting underwriting discounts and commissions.

2)	BASIS OF PREPARATION

(a)	Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Accounting policies have been applied consistently to all periods presented in these financial statements.

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	derivative financial instruments are measured at fair value;

•	share-based payments are valued using the Black Scholes valuation model at the date the options are granted;

•	long term interest free security deposits are measured at fair value;

•	Available-for-sale financial assets are measured at fair value; and

•	Non-derivative financial instruments are measured at fair value.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

2)	BASIS OF PREPARATION – (Continued)

(c)	Functional and Presentation Currency

These consolidated financial statements are presented in U.S. dollar (USD).

A Company’s functional currency is the currency of the primary economic environment in which an entity operates and is normally the currency in which the entity primarily generates and expends cash. USD is the functional currency of the Company and its subsidiary, MakeMyTrip.com Inc as it is the currency of the primary economic environment in which those entities operate. MakeMyTrip (India) Private Limited primarily operates its business in Indian Rupee (INR) and thus, INR has been determined to be the functional currency of MakeMyTrip (India) Private Limited. Luxury Tours and Travel Pte Ltd primarily operates its business in Singapore Dollars (SGD) and thus, SGD has been determined to be the functional currency of Luxury Tours and Travel Pte Ltd. Luxury Tours (Malaysia) Sdn Bhd primarily operates its business in Malaysia Ringgits (MYR) and thus, MYR has been determined to be the functional currency of this entity.

(d)	Use of Estimates and Judgements

The preparation of consolidated financial statements in conformity with IFRS require management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation/uncertainty in applying accounting policies that have the most significant effect on the amounts recognised in the consolidated financial statements are as follows:

• Note 3(d) and 10	Available for sale financial assets

• Note 3(e) and 17	Property, plant and equipment

• Note 3(f) and 18	Useful life of intangible assets

• Note 3(j) and 31	Employee benefit plans

• Note 3(p),16 and 19	Income taxes

• Note 3(k)	Provisions and contingent liabilities

• Note 3(d)	Valuation of derivatives

• Note 3(j) and 32	Share based payment

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

• Note 3(p),16 and 19	Realization of deferred tax assets related to tax losses and other deductible temporary differences

• Note 3(j) and 31	Measurement of defined benefit obligations

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3)	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(a)	Basis of Consolidation

i) Subsidiaries

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the dates that control ceases.

ii) Investment in Associates (Equity Accounted Investees)

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating polices. Significant influence is presumed to exist when the Group holds between 20% and 50% of the voting power of another entity.

Investments in associates are accounted for using the equity method and are recognised initially at cost. The cost of investment includes transaction costs.

The consolidated financial statements include the Group’s share of the profit or loss and other comprehensive income of equity accounted investees, other adjustments to align the accounting policies with those of the Group, from the date that significant influence commences until the date that significant influence ceases.

iii) Transactions Eliminated on Consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

(b)	Business Combinations

Business combinations are accounted for using the acquisition method as at the acquisition date, which is the date on which control is transferred to the Group. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. The cost of acquisition also includes the fair value of any contingent consideration, if any. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at fair value at the date of acquisition. Transaction costs incurred in connection with a business combination are expensed as incurred.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(c)	Foreign Currency

i) Foreign Currency Transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Foreign currency differences arising on translation are recognized in profit or loss, except for the differences on available for sale equity investments, which are recognized in other comprehensive income arising on retranslation.

ii) Foreign Operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustment arising on acquisition, are translated to USD at exchange rates at the reporting date. The income and expenses of foreign operations are translated to USD at an average exchange rate applicable during the period.

Foreign currency differences are recognized in other comprehensive income as foreign currency translation reserve (FCTR). However, if the operation is a non-wholly owned subsidiary, then the relevant proportionate share of the translation difference is allocated to non-controlling interest. When a foreign operation is disposed of, in part or in full, the relevant amount in the FCTR is transferred to profit or loss as part of the profit or loss on disposal.

(d)	Financial Instruments

i) Non-Derivative Financial Assets

The Group initially recognizes loans and receivables and deposits on the date that they are originated. All other financial assets are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(d)	Financial Instruments – (Continued)

i) Non-Derivative Financial Assets – (Continued)

The Group has the following non-derivative financial assets which are classified into the following specified categories: ‘trade and other receivables’, ‘available for sale’ and ‘term deposits’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Trade and other Receivables

Trade and other receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition trade and other receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Trade receivables are initially recognized at fair value which primarily represents original invoice amount less any impairment loss or an allowance for any uncollectible amounts. Provision is made when there is objective evidence that the Group may not be able to collect the trade receivable. Balances are written off when recoverability is assessed as being remote.

Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand and short-term deposits with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Available-for-sale Financial Assets

Available-for-sale financial assets are non-derivative financial assets that are either designated as available-for-sale or are not classified in any of the other categories. Available-for-sale financial assets are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss. Available-for-sale financial assets comprise of equity securities.

Term deposits

Term deposits comprise deposits with banks, which have original maturities of more than three months. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition term deposits are measured at amortized cost using the effective interest method, less any impairment losses.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(d)	Financial Instruments – (Continued)

ii) Non Derivative Financial Liabilities

The Group recognizes financial liabilities initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

The Group derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

Financial assets and liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Group has the following non-derivative financial liabilities: loans and borrowings, bank overdraft, other current liabilities and trade and other payables. Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are included as a component of cash and cash equivalents for the purpose of the consolidated statement of cash flows.

iii) Share Capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity.

iv) Compound Financial Instruments

Compound financial instruments issued by the Group comprise convertible and redeemable preference shares with discretionary, non cumulative dividend that can be converted to ordinary share capital at the option of the holder. One preference share can be converted into one ordinary share. This compound instrument also has an adjustment clause that represents a price protection feature that protects the original preference shareholders from decline in the market value of the Group’s securities. This clause may result in the entity issuing variable number of preference shares on conversion hence, represents a liability.

Equity instruments are instruments that evidence a residual interest in the assets of an entity after deducting all of its liabilities. Therefore, when the initial carrying amount of a compound financial instrument is allocated to its equity and liability components, the equity component is assigned the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component. The value of any derivative features (such as conversion option) embedded in the compound financial instrument other than the equity component is included in the liability component. The sum of the carrying amounts assigned to the liability and equity components on initial recognition is always equal to the fair value that would be ascribed to the instrument as a whole. No gain or loss arises from initially recognizing the components of the instrument separately.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(d)	Financial Instruments – (Continued)

iv) Compound Financial Instruments – (Continued)

The fair value of the financial liability has been initially recognized at the amount payable on demand, discounted from the first date that the amount could be required to be paid.

The equity component is recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component (including the embedded derivative liability). From the liability component that includes the embedded derivative liability, the fair value of the derivative liability is separated and the balance host contract is accounted as a non-derivative liability. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the non-derivative liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition. Separable embedded derivatives are recognized in accordance with accounting policy as per note 3(e)(v).

Interest, dividends, losses and gains relating to the financial liability are recognized in profit or loss.

v) Derivative financial instruments

The Group has an embedded derivative feature in its preference share capital and in its investment in equity-accounted investees. Derivatives are recognized initially at fair value. Fair value of the derivative is determined on the inception using an appropriate valuation method. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted in profit or loss.

(e)	Property, Plant and Equipment

i) Recognition and Measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the asset. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized net within “other revenue/other operating expenses” in profit or loss.

Advances paid towards the acquisition of property, plant and equipment outstanding at each reporting date and the cost of property, plant and equipment not ready to use before such date are disclosed under property, plant and equipment.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(e)	Property, Plant and Equipment– (Continued)

ii) Subsequent Costs

Subsequent expenditure is recognized as an increase in the carrying amount of the asset when it is probable that future economic benefits deriving from the cost incurred will flow to the enterprise and the cost of the item can be reliably determined. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

iii) Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset or other amount substituted for cost, less its residual value.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives for each component of property, plant and equipment since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets are depreciated over the shorter of the lease term and their useful lives.

The estimated useful lives for the current and comparative periods are as follows:

• Computers	5 years
• Furniture and fixtures	6 years
• Office equipments	7 years
• Motor vehicles	7 years
• Diesel generator sets	7 years

Leasehold improvements are depreciated over the lease term or useful lives, whichever is shorter.

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted as appropriate.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(f)	Intangible Assets

i) Goodwill

Goodwill represents excess of the cost of acquisition over the Group’s share in the fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. If the excess is negative, a bargain purchase gain is recognized immediately in the profit or loss. Subsequent to initial recognition, goodwill is measured at cost less accumulated impairment losses.

ii) Website Development Cost

Website development costs incurred by the Group, having finite useful lives, are measured at cost less accumulated amortization and accumulated impairment losses. Cost includes expenses incurred during the application development stage. The costs related to planning and post implementation phases of development are expensed as incurred.

Expenditure on research activities are recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized include the cost of materials, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use, and capitalized borrowing cost.

Incidental operations are not necessary to bring an asset to the condition necessary for it to be capable of operating in the manner intended by management, the income and related expenses of incidental operations are recognized immediately in profit or loss, and included in their respective classifications of income and expense.

iii) Other Intangible Assets

Other intangible assets comprise software that are acquired by the Group and intangible assets acquired in a business combination.

Softwares have finite useful lives and are measured at cost less accumulated amortization and accumulated impairment losses. Cost includes any directly attributable incidental expenses necessary to make the assets ready for use.

Intangible assets acquired in a business combination are measured at fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and impairment losses, if any.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(f)	Intangible Assets – (Continued)

iv) Subsequent Expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

v) Amortization

Amortization of assets, other than goodwill, is calculated over the cost of the assets, or other amount substituted for cost, less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

The estimated useful lives for the current and comparative periods are as follows:

• Website development costs	5 years
• Software	5 years
• Customer – related intangible assets	10 years
• Contract – related intangible assets	5 years
• Marketing – related intangible assets	10 years

Amortization methods, useful lives and residual values are reviewed at each financial year-end and adjusted as appropriate.

(g)	Assets Held for Sale

Non-current assets that are expected to be recovered primarily through sale rather than continuing use are classified as held for sale. Immediately before classification as held for sale the assets are remeasured in accordance with the Group’s accounting policies. Thereafter generally the assets are remeasured at the lower of their carrying amount and fair value less costs to sell. Impairment losses on initial classification as held for sale and subsequent gains and losses on remeasurement are recognized in profit or loss. Gains are not recognized in excess of any cumulative impairment loss.

Once classified as held for sale, intangible assets and property, plant and equipment are no longer amortized or depreciated.

(h)	Inventories

Inventories are measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated selling expenses.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(i)	Impairment

i) Financial Assets (Including Receivables)

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Group on terms that the Group would not otherwise consider, indications that a debtor or issuer will enter bankruptcy, the disappearance of an active market for a security.

The Group considers evidence of impairment for receivables for each specific asset. All individually significant receivables are assessed for specific impairment.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Impairment losses on available-for-sale financial assets are recognized by reclassifying the losses accumulated in the fair value reserve in equity to profit or loss. The cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value, less any impairment loss recognized previously in profit or loss. Changes in cumulative impairment losses attributable to application of the effective interest method are reflected as a component on interest income. If, in a subsequent period, the fair value of an impaired available-for-sale debt security increases and the increase can be related objectively to an event occurring after the impairment loss was recognized, then the impairment loss is reversed, with the amount of the reversal recognized in profit or loss. However, any subsequent recovery in the fair value of an impaired available-for-sale equity security is recognized in other comprehensive income.

ii) Non-Financial Assets

The carrying amounts of the Group’s non-financial assets, primarily property, plant and equipment, website development cost, software and other intangible assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment. An impairment loss is recognized if the carrying amount of an asset or cash generating unit (CGU) exceeds its recoverable amount.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(i)	Impairment – (Continued)

ii) Non-Financial Assets – (Continued)

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assumptions of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to an operating segment ceiling test, CGUs to which goodwill has been allocated are aggregated to that level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to group of CGUs that are expected to benefit from the synergies of the combination.

Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (group of CGUs), and then to reduce the carrying amounts of the other assets in the CGU (group of CGUs) on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. For other assets an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(j)	Employee Benefit Plans

i) Defined Contribution Plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognized as a personnel expense in profit or loss in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

ii) Defined Benefit Plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s gratuity scheme is a defined benefit plan.

The Group’s liability with regard to gratuity is based on an actuarial valuation carried out as at September 30 and March 31 each year. Actuarial gains and losses are recognized in other comprehensive income. Gains or losses on the curtailment or settlement of any defined benefit plan are recognized when the curtailment or settlement occurs. All expenses related to defined benefit plan are recognized in personnel expenses in profit and loss.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(j)	Employee Benefit Plans – (Continued)

ii) Defined Benefit Plans – (Continued)

The Group’s net obligation in respect of defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognized past service costs are deducted. The discount rate is based on the prevailing market yields of Indian government securities as at the reporting date that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is performed half yearly by a qualified actuary using the projected unit credit method.

iii) Other Long-term Employee Benefits

Benefits under the Group’s compensated absences constitute other long term employee benefits.

The Group’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is based on the prevailing market yields of Indian government securities as at the reporting date that have maturity dates approximating the terms of the Group’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains or losses are recognized in profit or loss in the period in which they arise.

iv) Short-term Employee Benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

v) Share Based Payment

The grant date fair value of share-based payment awards granted to employees is recognized as a personnel expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. The increase in equity recognized in connection with a share based payment transaction is presented in the share based payment reserve, a separate component in equity.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(j)	Employee Benefit Plans – (Continued)

v) Share Based Payment – (Continued)

In respect of options modified, the Group includes the incremental fair value of the options in the measurement of the amounts recognized for services received from the employees. The incremental fair value is the difference between the fair value of the modified option and that of the original option both estimated as at the date of the modification. If the modification occurs during the vesting period or a modified vesting period, the incremental fair value is recognized over the period from the modification date until the date when the modified equity instruments vest. This is in addition to the amount based on the grant date fair value of the original equity instruments. If the modification relates to options which are fully vested, the incremental fair value of the modified options is recognized immediately.

(k)	Provisions and Contingent Liabilities

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assumptions of the time value of money and the risks specific to the liability. The unwinding of discount is recognized as finance cost.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Contingent liabilities are possible obligations that arise from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events not wholly within the control of the Group. Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote.

(l)	Revenue

The Group provides travel products and services to leisure and corporate travelers in India and abroad. The revenue from rendering these services is recognized in the income statement at the time when significant risk and rewards are transferred to the customer. This is generally the case: 1) on the date of departure for tours and packages 2) date of check in for hotel booking business and 3) on the issuance of the ticket in the case of sale of airline tickets.

Income from the sale of airline tickets is recognized as an agent on a net commission earned basis, as the Group does not assume any performance obligation post the confirmation of the issuance of an airline ticket to the customer. Similarly, any commission earned on hotel reservations booked is being recognized on a net basis as an agent on the date of check in.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(l)	Revenue – (Continued)

In case where the Company purchase airline tickets and assumes inventory risk, income from the sale of such airline tickets is accounted on gross basis as the Group is determined to be the primary obligator in this arrangement.

Incentives from airlines are recognized when the performance obligations under the incentive schemes are achieved.

Income from tours and packages, including income on airline tickets sold to customers as a part of tours and packages is accounted on gross basis as the Group is determined to be the primary obligor in the arrangement i.e., the risks and responsibilities are taken by the Group including the responsibility for delivery of services.

Income from other sources, primarily comprising advertising revenue, income from sale of rail and bus tickets and fees for facilitating website access to a travel insurance company are being recognized as the services are being performed. Income from the sale of rail and bus tickets is recognized as an agent on a net commission earned basis, as the Group does not assume any performance obligation post the confirmation of the issuance of the ticket to the customer.

Revenue is recognized net of cancellations, refunds, discounts and taxes. In the event of cancellation of airline tickets, revenue recognized in respect of commissions earned by our company on such tickets is reversed and is net off from our revenue earned during the fiscal period at the time the cancellation is made by our customers. In addition, a liability is recognized in respect of the refund due to our customers for the gross amount charged to such customers net of cancellation fees. The revenue from the sale of tours and packages and hotel reservations is recognized on the customer’s departure and check-in dates, respectively. Cancellations, if any, do not impact revenue recognition since revenue is recognized upon the availing of services by the customer.

(m)	Advertisement and Business Promotion Costs

Advertising and business promotion costs primarily comprise of internet, television, radio and print media advertisement costs as well as event driven promotion cost for Group’s products and services. Such costs are the amount paid to or accrued towards advertising agencies or direct service providers for advertising on websites, television, print formats, search engine marketing and any other media. Advertising and business promotion costs are recognized when incurred.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(n)	Leasing Arrangements

Accounting for Finance Leases

On initial recognition, assets held under finance leases are recorded as property, plant and equipment and the related liability is recognized under borrowings. At inception of the lease, finance leases are recorded at amounts equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments. Minimum lease payments under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. Contingent lease payments are accounted for by revising the minimum lease payments over the remaining term of the lease when the lease adjustment is confirmed.

The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Accounting for Operating Leases

Payments made under operating leases are recognized as an expense on a straight-line basis over the lease term. Lease incentives received are recognized as a reduction of the lease expense, over the term of the lease.

(o)	Finance Income and Expenses

Finance income comprises interest income on funds invested and net gain on change in fair value of derivatives. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance expenses comprise interest expense on borrowings, unwinding of the discount on provisions, losses on disposal of available-for-sale financial assets, net loss on change in fair value of derivatives and impairment losses recognized on financial assets, including trade and other receivables. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

(p)	Income Taxes

Income tax expense comprises current and deferred taxes. Current and deferred tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive income, in which case it is recognized in equity or in other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(p)	Income Taxes – (Continued)

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(q)	Earning (Loss) Per Share

The Group presents basic and diluted earnings (loss) per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding adjusted for the effects of all potential dilutive ordinary shares which comprise convertible and redeemable preference shares and share options granted to employees.

(r)	Operating Segment

In accordance with IFRS 8 – Operating Segment, the operating segments used to present segment information are identified on the basis of internal reports used by the Group’s management to allocate resources to the segments and assess their performance. An operating segment is a component of the Group that engages in business activities from which it earns revenues and incurs expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. Results of the operating segments are reviewed regularly by the leadership team, which has been identified as the CODM, to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available.

The Group has two reportable segments, i.e. air ticketing and hotels and packages. Accordingly, the Group has made relevant entity-wide disclosures (Refer to Note 6).

Segment results that are reported to the CODM include items directly attributable to a segment.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(r)	Operating Segment – (Continued)

Revenue directly attributable to the segments is considered segment revenue. Segment revenue of the hotels and packages segment is measured on a gross basis. Segment revenue of air ticketing segment is measured on a net basis except for the sale of airline tickets where the Group assumes inventory risks in which case it is measured on a gross basis.

Service cost includes cost of airline tickets, amounts paid to hotels and other service providers. Operating expenses other than service cost have not been allocated to the operating segments and are treated as unallocated/ common expenses. For the purposes of the CODM review, the measure of segment revenue as reduced by service cost is a key operating metric, which is sufficient to assess performance and make resource allocation decisions.

Segment capital expenditure does not include cost incurred during the period to acquire property, plant and equipment, goodwill and intangible assets as they cannot be allocated to segments and is not reviewed by the CODM.

Segment assets do not include property, plant and equipment, goodwill, intangible assets, trade and other receivables, term deposits, current tax assets, corporate assets, other current assets and other non-current assets as they cannot be allocated to segments and are not reviewed by the CODM.

Segment liabilities do not include trade and other payables, employee benefits, accrued expenses, deferred income, embedded derivatives, loans and borrowings and other liabilities as they cannot be allocated to segments and are not reviewed by the CODM.

(s)	New Accounting Standards and Interpretations Not Yet Adopted

IFRS 9 ‘Financial Instruments’, is part of the IASB’s wider project to replace IAS 39 ‘Financial Instruments: Recognition and Measurement’. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets, amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The effective date for IFRS 9 is annual periods beginning on or after January 1, 2015 with early adoption permitted. The Group is in the process of evaluating the impact of the new standard.

IFRS 10, ‘Consolidated Financial Statements’, which replaces parts of IAS 27, ‘Consolidated and Separate Financial Statements and all of SIC-12, ‘Consolidation – Special Purpose Entities’, builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. The Group is evaluating the impact of IFRS 10 on the Group’s consolidated financial statements. The remainder of IAS 27, ‘Separate Financial Statements’, now contains accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates only when an entity prepares separate financial statements and is therefore not applicable in preparing the Group’s consolidated financial statements.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(s)	New Accounting Standards and Interpretations Not Yet Adopted – (Continued)

IFRS 12, ‘Disclosure of Interest in Other Entities’, is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The standard includes disclosure requirements for entities covered under IFRS 10 and IFRS 11. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. The Group is evaluating the impact of IFRS 12 on the Group’s consolidated financial statements.

IFRS 13, ‘Fair Value Measurement’, provides guidance on how fair value should be applied where its use is already required or permitted by other standards within IFRS, including a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. IFRS 13 is effective for annual periods beginning on or after January 1, 2013. The Group is evaluating the impact of IFRS 13 on the Group’s consolidated financial statements.

IAS 1 (Amended) Presentation of Financial Statements: In June 2011, the International Accounting Standard Board published amendments to IAS 1 Presentation of Financial Statements. The amendments to IAS 1 Presentation of Financial Statements require companies preparing financial statements in accordance with IFRS to group items within other comprehensive income that may be reclassified to the profit or loss separately from those items which would not be recyclable in the profit or loss section of the income statement. It also requires the tax associated with items presented before tax to be shown separately for each of the two groups of other comprehensive income items (without changing the option to present items of other comprehensive income either before tax or net of tax).

The amendments also reaffirm existing requirements that items in other comprehensive income and profit or loss should be presented as either a single statement or two consecutive statements. This amendment is applicable to annual periods beginning on or after July 1, 2012, with early adoption permitted. The Group is evaluating the impact of IAS 1 (Amended) on the Group’s consolidated financial statements.

IAS 19 (Amended) Employee Benefits: In June 2011, International Accounting Standards Board issued IAS 19 (Amended), Employee Benefits. The effective date for adoption of IAS 19 (Amended) is annual periods beginning on or after January 1, 2013, though early adoption is permitted.

IAS 19 (Amended) has eliminated an option to defer the recognition of gains and losses through re-measurements and requires such gain or loss to be recognized through other comprehensive income in the year of occurrence to reduce volatility. The amended standard requires immediate recognition of effects of any plan amendments. Further, it also requires expected return on plan assets recognized in profit or loss to be restricted to government bond yields or corporate bond yields, considered for valuation of Projected Benefit Obligation, irrespective of actual portfolio allocations. The actual return from the portfolio in excess of or less than such yields is recognized through other comprehensive income.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)

(s)	New Accounting Standards and Interpretations Not Yet Adopted – (Continued)

These amendments enhance the disclosure requirements for defined benefit plans by requiring information about the characteristics of defined benefit plans and risks that entities are exposed to through participation in those plans.

The amendments need to be adopted retrospectively. The group is currently evaluating the requirements of IAS 19 (Amended), and has not yet determined the impact on the consolidated financial statements.

4)	DETERMINATION OF FAIR VALUES

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

a)	Property, Plant and Equipment

The fair value of property, plant and equipment recognized as a result of a business combination is the estimated amount for which a property could be exchanged on the date of acquisition between a willing buyer and a willing seller in an arm’s length transaction after proper marketing wherein the parties had each acted knowledgeably. The fair value of items of property, plant and equipment is based on the market approach and cost approaches using the quoted market prices for similar items when available and depreciated replacement cost when appropriate. Depreciated replacement cost reflects adjustments for physical deterioration as well as functional and economic obsolescence.

b)	Intangible Assets

The fair value of trademark acquired in a business combination is based on the discounted estimated royalty payments that have been avoided as a result of the trademark being owned. The fair value of customer relationships acquired in a business combination is determined using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows. The fair value of non-compete agreements acquired in a business combination is determined using the comparative income differential method.

The fair value of other intangible assets is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

c)	Non Derivative Financial Liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. In respect of the liability component of convertible and redeemable preference shares, the market rate of interest is determined by reference to the similar liabilities that do not have a conversion option. For finance leases, the market rate of interest is determined by reference to similar lease agreements.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

4)	DETERMINATION OF FAIR VALUES – (Continued)

d)	Share Based Payment Transactions

The fair value of the employee share options is measured using the Black-Scholes formula. Measurement inputs include share price on grant date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general behavior of the option holder), expected dividends and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

e)	Trade and other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. The fair value is determined for disclosure purposes only.

f)	Separable Embedded Derivative

The fair value of the separable embedded derivative in its preference share capital is measured using the binomial lattice model. Measurement inputs include share price on measurement date, expected term of the instrument, anti dilution price of different class of convertible and redeemable preference shares, risk free rate (based on government bond), expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), probability of raising funds, probability of raising funds from IPO or private placement, probability of conversion or redemption of the convertible and redeemable preference shares.

The fair value of the separable embedded derivative in its investment in equity-accounted investees is measured using the black-scholes model. Measurement inputs include share price, exercise price, volatility, interest rate and expected term.

g)	Equity Securities

The fair value of equity securities is determined using a valuation technique. Valuation techniques employed include market multiples and discounted cash flows analysis using expected future cash flows and a market related discount rate.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

5)	FINANCIAL RISK MANAGEMENT

Overview

In the normal course of its business, the Group is exposed to liquidity, credit and market risk (interest rate and foreign currency risk).

Liquidity Risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risk to the Group’s reputation.

To ensure smooth operations, the Group has invested surplus funds in term deposits with banks and has taken overdraft facility against them.

Credit Risk

The Group’s exposure to credit risk is limited, as its customer base consists of a large number of customers and the majority of its collections from customers are made on an upfront basis at the time of consummation of the transaction. There is limited credit risk on sales made to corporate customers, incentives due from the airlines and its Global Distribution System (GDS) provider. The Group has not experienced any significant default in recovery from such customers.

Additionally, the Group places its cash and cash equivalents and term deposits with banks with high investment grade ratings, limits the amount of credit exposure with any one bank and conducts ongoing evaluation of the credit worthiness of the banks with which it does business. Given the high credit ratings of these financial institutions, the Group does not expect these financial institutions to fail in meeting their obligations. The maximum exposure to credit risk is represented by the carrying amount of each financial asset.

Foreign Currency Risk

The Group incurs foreign currency risk primarily in respect of revenue denominated in a currency other than the functional currency of MakeMyTrip (India) Private Limited (Indian subsidiary) in which the transaction takes place. On a consolidated basis, the Group is primarily exposed to foreign currency fluctuations between the USD and INR. INR being the functional currency of its Indian subsidiary.

Approximately 11.06% of the Group’s revenues generated by its Indian subsidiary for the fiscal year ended March 31, 2012 (March 31, 2011: 7.19% and March 31, 2010: 9.13%) were generated outside India and were received in USD.

The Group currently does not have hedging or similar arrangements with any counter-party to cover its foreign currency exposure fluctuations in foreign exchange rates.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

5) FINANCIAL RISK MANAGEMENT– (Continued)

Interest Rate Risk

A majority of the financing of the Group has come from a mix of ordinary or convertible and redeemable preference shares with nominal dividends and an overdraft facility with banks. The interest rates on the overdraft facility availed by the Group are marginally higher than the interest rates on term deposits with the banks. Accordingly, there is limited interest rate risk. The Group’s investments in term deposits with bank are for short duration, and therefore do not expose the Company to significant interest rates risk.

Market and Operational Risk

The Group is dependent on its ability to maintain existing and new arrangements with its suppliers. Adverse changes in existing relationships, increasing industry consolidation or Group’s inability to enter into new arrangements with these parties on favorable terms, if at all, could reduce the amount, quality, pricing and breadth of travel products and services that Group is able to offer, which in turn could adversely affect the Group’s business and financial performance.

The Indian travel market is intensely competitive. Factors affecting the Group’s competitive success include, among others: price, availability and breadth of travel products, ability to package and customize travel products, brand recognition, customer service and customer care, service fees, ease of use, accessibility and reliability. If the Group is not able to compete effectively on any of these factors, the Group’s business and results of operations may be adversely affected.

The Group’s business and financial performance are affected by the health of the Indian as well as worldwide travel industry, including changes in supply and pricing. Events specific to the air travel industry that could negatively affect the Group’s business include continued fare increases, travel-related strikes or labour unrest, fuel price volatility. The Group is also affected by economic conditions worldwide and in India, as poor economic conditions generally result in a reduction in travel volumes.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

6)	OPERATING SEGMENTS

The Group has two reportable segments, as described below, which are the Group’s Lines of Business (LoBs). The LoBs offer different products and services, and are managed separately because the nature of products and method used to distribute the services are different. For each of these LoBs, the Group’s Leadership team comprising of Chief Executive Officer, Chief Financial and Operating Officer, Chief Marketing Officer, Chief Innovation Officer, Chief Products Officer, Senior Vice President – Technology, Senior Vice President – Out Bound Tours, Senior Vice President – Domestic Packages and Senior Vice President – Human Resources reviews internal management reports. Accordingly, the Leadership team is construed to be the Chief Operating Decision Maker (CODM). LoBs assets, liabilities and expenses (other than service cost) are reviewed on an entity-wide basis by the CODM, and hence not being allocated to these LoBs. Segment revenue less service cost from each LoB are reported and reviewed by the CODM on a monthly basis.

The following summary describes the operations in each of the Group’s reportable segments:

1. Air ticketing: Primarily through an internet based platform, provides the facility to book international and domestic air tickets.

2. Hotels and packages: Through an internet based platform, call-centers and branch offices, provides holiday packages and hotel reservations.

Other operations primarily include the advertisement income from hosting advertisements on its internet web-sites and pay for facilitating website access to a travel insurance company. This segment does not meet any of the quantitative thresholds to be a reportable segment for any of the years presented in these consolidated financial statements.

Until June 30, 2010, for internal reporting purposes, the revenue related to airline tickets issued as a component of a Company developed tour and package is assigned to the air ticketing segment. Revenue in this segment is recorded on a net basis for internal reporting purposes. For the external reporting, such revenue is recorded on a gross basis. Effective July 1, 2010, the Company has changed the composition of its reportable segments. For internal reporting purposes, the revenue related to airline tickets issued as a component of a Company developed tour and package has been assigned to the hotels and packages segment and is recorded on a gross basis.

Following a change in the composition of its reportable segments, the Company has restated the corresponding items of segment information for earlier periods.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

6)	OPERATING SEGMENTS – (Continued)

Information About Reportable Segments Reclassification:

	For the Year Ended March 31
	Air ticketing			Hotels and packages			Others			Total
Particulars	2010	2011	2012	2010	2011	2012	2010	2011	2012	2010	2011	2012
	(in USD)
External revenues	32,119,488	47,622,719	76,190,303	50,287,896	74,557,976	116,701,137	1,152,822	2,540,692	3,707,818	83,560,206	124,721,387	196,599,258

Total segment revenue	32,119,488	47,622,719	76,190,303	50,287,896	74,557,976	116,701,137	1,152,822	2,540,692	3,707,818	83,560,206	124,721,387	196,599,258
Service cost	985,482	—	9,939,556	42,292,226	63,650,910	98,474,788	—	—	—	43,277,708	63,650,910	108,414,344

Segment revenue less service cost	31,134,006	47,622,719	66,250,747	7,995,670	10,907,066	18,226,349	1,152,822	2,540,692	3,707,818	40,282,498	61,070,477	88,184,914

Personnel expenses										(16,562,034)	(14,399,040)	(26,520,745)
Other operating expenses										(28,160,506)	(40,698,895)	(54,868,655)
Depreciation and amortization										(1,569,747)	(1,910,637)	(2,790,154)
Finance income										1,874,177	1,601,750	1,987,904
Finance costs										(2,062,947)	(3,525,685)	(4,957,097)
Share of loss of equity-accounted investee										—	—	(65,957)

Profit (Loss) before tax										(6,198,559)	2,137,970	970,210

Assets and liabilities are used interchangeably between segments and these have not been allocated to the reportable segments.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

6)	OPERATING SEGMENTS– (Continued)

Geographical Information:

The air ticketing and hotel and packages segments are managed on a worldwide basis from India the U.S., Singapore and Malaysia. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

	Revenue			Non-Current Assets *
	For the year ended March 31			As at March 31
Particulars	2010	2011	2012	2011	2012
	(in US D)
India	79,173,117	115,753,388	162,743,607	10,319,570	21,967,050
United States	4,387,089	8,967,999	21,735,996	690,137	555,553
Singapore	—	—	12,093,348	—	3,623,020
Malaysia	—	—	26,307	—	66,219

Total	83,560,206	124,721,387	196,599,258	11,009,707	26,211,842

*	Non-current assets presented above do not include investment in equity-accounted investee, other investment and derivatives instruments.

Major Customers:

Considering the nature of business, customers normally include individuals. Further, none of the corporate customers would account for more than 10% or more of the Group’s revenues.

7)	ASSETS HELD FOR SALE

Assets classified as held for sale includes:

Particulars	As at March 31
	2011	2012
	(in USD)
Property, plant and equipment	—	404,109

Total	—	404,109

8)	BUSINESS COMBINATIONS

On May 9, 2011, MakeMyTrip Limited (MMYT) acquired approximately 79% equity interest in Luxury Tours & Travel Pte Limited (LTT), a Singapore registered and licensed travel agency, engaged in the business of providing hotel reservations, excursion tours and other related services to inbound and outbound travelers in Singapore and the region. The business acquisition was conducted by entering into a Share Purchase Agreement (SPA) for a cash consideration of USD 3,228,670, subject to adjustment based on closing date net working capital. The total purchase price of the acquisition, net of USD 554,660 of cash acquired is USD 2,371,732. As per the terms of the acquisition with sellers, the purchase consideration is comprised of the following:

Enterprise value	3,228,670
Net working capital adjustment	(302,278)

Total purchase price	2,926,392

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

8)	BUSINESS COMBINATIONS – (Continued)

The total amount paid by the Company, net of cash acquired of USD 554,660, as of the balance sheet date is USD 2,446,455. As a result, an amount of USD 74,723 representing excess of cash paid over purchase consideration has been accounted for as an amount recoverable from the seller and has been disclosed under “Other current assets” in the consolidated statements of financial position. Through this acquisition, MMYT intends to build a position of strength in the Southeast Asia region through strong relationships with local hotels. With the stronger local presence, the Company would be able to deliver greater value and enhanced customer service to its customers. Consequently, the excess of the purchase consideration paid over the fair value of the assets acquired has been accounted for as goodwill.

The operations of LTT have been consolidated in the financial statements of the Group from May 9, 2011. In the year ended March 31, 2012, LTT contributed revenue of USD 11,925,488 and loss of USD 758,521 to the Group’s result.

If the acquisition had occurred on April 1, 2011, management estimates that consolidated revenue would have been USD 197,966,346 and consolidated profit for the year would have been USD 6,852,297. This unaudited pro-forma information is not necessarily indicative of the results of operations that would have occurred had the acquisitions been made at the beginning of the period.

The acquisition has been accounted for under the acquisition method of accounting in accordance with IFRS 3 “Business Combinations”. The assets and liabilities of LTT were recorded at fair value at the date of acquisition. The Company has completed its evaluation of certain assets and liabilities during the quarter ended March 31, 2012, as new information was obtained about facts and circumstances that existed as of the acquisition date, resulting in an adjustment of USD 5,039 to goodwill.

The purchase price has been allocated based on management’s estimates and an independent appraisal of fair values as follows:

Property, plant and equipment	195,294
Intangible assets	854,319
Current assets and liabilities, net	(302,278)
Loans and borrowings	(267,446)
Deferred tax liabilities	(94,681)

Total identifiable net assets assumed	385,208
Non-controlling interest	(79,487)
Goodwill	2,620,671

Total purchase price	2,926,392

None of the Goodwill recognised is expected to be deductible for income tax purposes.

The fair value of the current assets acquired includes trade receivable with a fair value of USD 1,129,126.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

8)	BUSINESS COMBINATIONS – (Continued)

MMYT will also acquire the remaining shares of LTT from the existing shareholders in cash for an estimated additional consideration of USD 870,934, which represents its fair value as at the acquisition date, in three tranches, over a three year earn-out period ending June 2014. The earn-out will be based on valuation linked to future profitability of LTT. The financial liability is respect of acquisition of these shares has been recognised by debiting equity and disclosed under “Other current liabilities” and “Other non-current liabilities”.

MMYT has further invested USD 812,062 during the year for the subscription of 49,603 new equity shares issued by LTT.

The Group incurred acquisition related costs of USD 117,233 relating to external legal fees and due diligence cost. These amounts have been included in other operating expenses in the consolidated statement of comprehensive income.

9)	INVESTMENT IN EQUITY-ACCOUNTED INVESTEE

In November 2011, the Company acquired 28.57% equity interest in My Guest House Accommodations Private Limited (MGH), which is engaged in the business of aggregation, sales and distribution of hotel room inventory with a special focus on budget lodging accommodations and serviced apartments. The Company paid cash consideration of $963,125 for the purchase of equity shares. Additionally, acquisition related expenses incurred by the Company amounted to $59,788. As per the agreement, the Company has entered into certain embedded option and forward agreements with MGH and its promoters to make further investments based on achievement of certain milestones.

Summary financial informations for equity accounted investee are as follows:

As of March 31, 2012		For the period November 27, 2011 to March 31, 2012
Total assets	Total liabilities	Loss
(in USD)
580,706	59,734	230,861

10)	OTHER INVESTMENT

In August 2011, the Company acquired 19.98% equity interest in Le Travenues Technology Private Limited, which owns and operates www.ixigo.com, an online travel meta search engine. The Company paid cash consideration of $4,825,325 for the purchase of new shares as well as existing shares. Additionally, acquisition related expenses incurred by the Company amounted to $20,155. (Also refer Note 37)

This investment has been classified as “Available-for-sale Financial Assets” as per IAS 39 “Financial Instruments: Recognition and measurement”.

The Group’s exposure to fair value versus carrying amount risks related to other investment is disclosed in note 5 and 34.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

11)	OTHER REVENUE

Particulars	For the Year Ended March 31
	2010	2011	2012
		(in USD)
Advertising revenue	372,442	578,284	909,851
Facilitation fee	448,617	902,843	666,756
Commission on rail and bus reservation	187,435	868,927	1,530,762
Miscellaneous	144,328	190,638	600,449

Total	1,152,822	2,540,692	3,707,818

12)	PERSONNEL EXPENSES

Particulars	For the Year Ended March 31
	2010	2011	2012
		(in USD)
Wages, salaries and other short term employees benefits	8,288,755	11,548,649	16,902,901
Contributions to defined contribution plans	401,687	631,670	955,497
Expenses related to defined benefit plans	58,730	176,957	147,156
Equity settled share based payments	6,771,376	527,285	6,894,450
Employee welfare expenses	1,041,486	1,514,479	1,620,741

Total	16,562,034	14,399,040	26,520,745

13)	OTHER OPERATING EXPENSES

Particulars	For the Year Ended March 31
	2010	2011	2012
		(in USD)
Traveling and conveyance	1,222,138	2,206,550	2,912,341
Advertising and business promotion	9,674,728	12,488,906	16,984,856
Communication	1,275,778	1,905,389	2,507,847
Repairs and maintenance	815,736	802,288	1,293,159
Rent	1,244,798	1,394,969	2,079,183
Legal and professional	1,004,049	1,410,972	1,943,940
Payment gateway and other charges	6,143,714	9,886,444	13,002,068
Website hosting charges	183,079	377,183	470,267
Net loss on disposal of property, plant and equipment	25,501	80,563	71,446
Loss on disposal of intangible assets	—	2,930	—
Outsourcing fees	4,293,491	7,007,793	9,529,507
Miscellaneous expenses	2,277,494	3,134,908	4,074,041

Total	28,160,506	40,698,895	54,868,655

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

14)	DEPRECIATION AND AMORTIZATION

Particulars	For the Year Ended March 31
	2010	2011	2012
		(in USD)
Depreciation	908,844	1,114,958	1,651,252
Amortization	660,903	795,679	1,138,902

Total	1,569,747	1,910,637	2,790,154

15)	FINANCE INCOME AND COSTS

Particulars	For the Year Ended March 31
	2010	2011	2012
		(in USD)
Recognized in profit or loss
Interest income on term deposits	1,503,574	1,257,601	1,776,938
Net foreign exchange gain	—	257,031	—
Net gain on change in fair value of separable embedded	253,212	48,382	—
derivative financial instruments
Other interest income	117,391	38,736	210,966

Finance income	1,874,177	1,601,750	1,987,904

Interest expense on financial liabilities measured at amortised cost	1,346,896	711,439	451,438
Cost related to public offerings	—	2,086,583	879,994
Net foreign exchange loss	582,402	—	2,257,833
Impairment loss on trade and other advances	37,943	424,512	833,994
Net loss on change in fair value of derivative financial instrument	—	—	65,825
Other finance charges	95,706	303,151	468,013

Finance costs	2,062,947	3,525,685	4,957,097

Net finance costs recognized in profit or loss	(188,770)	(1,923,935)	(2,969,193)

Recognized in other comprehensive income
Foreign currency translation differences on foreign operations	1,651,468	(301,952)	(7,421,044)
Net change in fair value of available-for-sale financial assets	—	—	(428,937)

Finance income (cost) recognised in other comprehensive income	1,651,468	(301,952)	(7,849,981)

Attributable to:
Equity holders of the Company	1,651,184	(301,893)	(7,833,268)
Non-controlling interest	284	(59)	(16,713)

Finance income (cost) recognised in other comprehensive income	1,651,468	(301,952)	(7,849,981)

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

16)	INCOME TAX BENEFIT (EXPENSE)

Income Tax Recognized in Profit or Loss

Particulars	For the year ended March 31
	2010	2011	2012
		(in USD)
Current tax expense
Current period	(2,838)	(174,950)	(859,053)

Current tax expense	(2,838)	(174,950)	(859,053)

Deferred tax benefit (expense)
Origination and reversal of temporary differences	(990,884)	1,871,990	(357,713)
Change in unrecognized deductible temporary differences	1,976,413	(368,244)	1,866,436
Utilization of previously unrecognised tax losses	(938,356)	(1,353,311)	3,183,905
Recognition of previously unrecognized tax losses	—	2,716,236	2,244,571
Reversal of previously recognized tax losses	(52,763)	—	—

Deferred tax benefit (expense)	(5,590)	2,866,671	6,937,199

Total income tax benefit (expense)	(8,428)	2,691,721	6,078,146

Income Tax Recognized in Other Comprehensive Income

	For the year ended March 31
	2010			2011			2012
Particulars	Before tax	Tax (expense) benefit	Net of tax	Before tax	Tax (expense) benefit	Net of tax	Before tax	Tax (expense) benefit	Net of tax
					(In USD)
Foreign currency translation differences on foreign operations	1,651,468	—	1,651,468	(301,952)	—	(301,952)	(7,421,044)	—	(7,421,044)
Net change in fair value of available-for-sale financial assets	—	—	—	—	—	—	(428,937)	—	(428,937)
Defined benefit plan actuarial gains (losses)	(14,431)	5,590	(8,841)	(73,356)	24,514	(48,842)	23,223	(7,535)	15,688

Total	1,637,037	5,590	1,642,627	(375,308)	24,514	(350,794)	(7,826,758)	(7,535)	(7,834,293)

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

16)	INCOME TAX BENEFIT (EXPENSE) – (Continued)

Reconciliation of Effective Tax Rate

Particulars	For the year ended 31 March
	2010		2011		2012
Profit (Loss) for the year		(6,206,987)		4,829,691		7,048,356
Income tax benefit (expense)		(8,428)		2,691,721		6,078,146

Profit (Loss) before tax		(6,198,559)		2,137,970		970,210

Income tax benefit using the Company’s domestic tax rate	-15.00%	929,784	-15.00%	(320,696)	-15.00%	(145,532)
Effect of tax rates in foreign jurisdictions	-12.81%	794,323	-43.55%	(931,079)	-70.26%	(681,685)
Non deductible expenses	10.85%	(672,612)	-0.43%	(9,253)	-37.08%	(359,763)
Tax exempt income	-0.61%	37,985	0.00%	—	1.87%	18,182
Recognition of previously unrecognized tax losses	0.00%	—	127.05%	2,716,235	231.35%	2,244,571
Utilization of previously unrecognised tax losses	-15.14%	938,356	63.30%	1,353,311	328.17%	3,183,905
Reversal of previously recognized tax losses	0.85%	(52,763)	0.00%	—	0.00%	—
Current year losses for which no deferred tax asset was recognized	0.06%	(3,918)	-21.54%	(460,527)	-8.32%	(80,714)
Change in unrecognised temporary differences	31.89%	(1,976,413)	17.22%	368,244	192.37%	1,866,436
Others	0.05%	(3,170)	-1.15%	(24,514)	3.38%	32,746

	0.14%	(8,428)	125.90%	2,691,721	626.48%	6,078,146

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

17)	PROPERTY, PLANT AND EQUIPMENT

						Diesel
Particulars	Computers	Furniture and Fixtures	Office Equipment	Motor Vehicles	Leasehold Improvements	Generator Sets	Capital Work in Progress	Total
				(In USD)
Cost
Balance as at April 1, 2010	2,480,364	526,445	1,278,049	421,465	1,560,668	146,600	29,291	6,442,882
Additions	804,404	21,003	197,018	140,067	130,865	7,933	(28,795)	1,272,495
Disposals	(112,424)	—	(114,727)	(139,358)	—	(3,111)	—	(369,620)
Effect of movements in foreign exchange rates	(6,032)	(2,721)	(5,943)	(2,366)	(7,299)	(771)	(496)	(25,628)

Balance as at March 31, 2011	3,166,312	544,727	1,354,397	419,808	1,684,234	150,651	—	7,320,129

Balance as at April 1, 2011	3,166,312	544,727	1,354,397	419,808	1,684,234	150,651	—	7,320,129
Acquisitions through business combinations	15,825	1,266	12,398	165,805	—	—	—	195,294
Additions	2,334,327	20,200	214,574	28,717	3,441,912	3,421	—	6,043,151
Reclassification to assets held for sale	—	—	(338,360)	—	(932,942)	(123,294)	—	(1,394,596)
Disposals	(2,974)	(2,839)	(21,171)	(40,485)	(88,535)	—	—	(156,004)
Effect of movements in foreign exchange rates	(570,601)	(70,465)	(176,064)	(55,538)	(454,459)	(19,614)	—	(1,346,741)

Balance as at March 31, 2012	4,942,889	492,889	1,045,774	518,307	3,650,210	11,164	—	10,661,233

Depreciation and impairment loss
Balance as at April 1, 2010	1,184,543	252,737	585,875	127,346	490,692	53,509	—	2,694,702
Depreciation for the year	543,205	85,728	190,252	58,762	215,696	21,315	—	1,114,958
Disposals	(108,184)	—	(77,302)	(60,695)	—	(940)	—	(247,121)
Effect of movements in foreign exchange rates	(1,696)	(443)	(1,764)	(741)	(295)	(69)	—	(5,008)

Balance as at March 31, 2011	1,617,868	338,022	697,061	124,672	706,093	73,815	—	3,557,531

Balance as at April 1, 2011	1,617,868	338,022	697,061	124,672	706,093	73,815	—	3,557,531
Depreciation for the year	756,587	81,037	184,752	77,932	532,073	18,871	—	1,651,252
Reclassification to assets held for sale	—	—	(217,298)	—	(693,944)	(79,245)	—	(990,487)
Disposals	(1,871)	(1,904)	(12,594)	(11,479)	(35,442)	—	—	(63,290)
Effect of movements in foreign exchange rates	(260,989)	(49,014)	(92,771)	(18,829)	(125,697)	(10,846)	—	(558,146)

Balance as at March 31, 2012	2,111,595	368,141	559,150	172,296	383,083	2,595	—	3,596,860

Carrying amounts
As at April 1, 2010	1,295,821	273,708	692,174	294,119	1,069,976	93,091	29,291	3,748,180

As at March 31, 2011	1,548,444	206,705	657,336	295,136	978,141	76,836	—	3,762,598

As at April 1, 2011	1,548,444	206,705	657,336	295,136	978,141	76,836	—	3,762,598

As at March 31, 2012	2,831,294	124,748	486,624	346,011	3,267,127	8,569	—	7,064,373

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

18)	INTANGIBLE ASSETS

Particulars	Goodwill	Customer Relationship	Non-Compete	Brand / Trade Mark	Website Development Cost	Software	Capital work in progress	Total
				(in USD)
Cost
Balance as at April 1, 2010	—	—	—	—	2,487,862	1,377,205	—	3,865,067
Additions	—	—	—	—	338,422	866,582	368,882	1,573,886
Disposals	—	—	—	—	—	(17,945)	—	(17,945)
Effect of movements in foreign exchange rates	—	—	—	—	(10,148)	2,301	4,227	(3,620)

Balance as at March 31, 2011	—	—	—	—	2,816,136	2,228,143	373,109	5,417,388

Balance as at April 1, 2011	—	—	—	—	2,816,136	2,228,143	373,109	5,417,388
Acquisitions through business combinations	2,620,671	145,290	169,505	242,150	—	297,374	—	3,474,990
Additions	—	—	—	—	1,058,081	877,602	1,889,686	3,825,369
Effect of movements in foreign exchange rates	(38,154)	(2,115)	(2,467)	(3,525)	(438,145)	(345,260)	(183,881)	(1,013,547)

Balance as at March 31, 2012	2,582,517	143,175	167,038	238,625	3,436,072	3,057,859	2,078,914	11,704,200

Amortization
Balance as at April 1, 2010	—	—	—	—	1,335,432	505,576	—	1,841,008
Amortization for the year	—	—	—	—	506,101	289,578	—	795,679
Disposals	—	—	—	—	—	(15,015)	—	(15,015)
Effect of movements in foreign exchange rates	—	—	—	—	(1,730)	606	—	(1,124)

Balance as at March 31, 2011	—	—	—	—	1,839,803	780,745	—	2,620,548

Balance as at April 1, 2011	—	—	—	—	1,839,803	780,745	—	2,620,548
Amortization for the year	—	12,844	29,970	21,407	585,136	489,545	—	1,138,902
Effect of movements in foreign exchange rates	—	(27)	(63)	(45)	(278,611)	(125,907)	—	(404,653)

Balance as at March 31, 2012	—	12,817	29,907	21,362	2,146,328	1,144,383	—	3,354,797

Carrying amounts
As at April 1, 2010	—	—	—	—	1,152,430	871,629	—	2,024,059

As at March 31, 2011	—	—	—	—	976,333	1,447,398	373,109	2,796,840

As at April 1, 2011	—	—	—	—	976,333	1,447,398	373,109	2,796,840

As at March 31, 2012	2,582,517	130,358	137,131	217,263	1,289,744	1,913,476	2,078,914	8,349,403

Capitalized borrowing cost related to capital work-in-progress amounted to USD 112,668 (March 31, 2011: Nil), with a capitalization rate of 12%.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

18)	INTANGIBLE ASSETS – (Continued)

For the purpose of impairment testing, goodwill is allocated to a CGU representing the lowest level within the Group at which goodwill is monitored for internal management purposes, and which is not higher than the Group’s operating segment. Goodwill as at March 31, 2012 has been allocated to acquired subsidiary level (Luxury Tours & Travel Pte Ltd). The recoverable amount of the CGU was based on its value in use and was determined by discounting the future cash flows to be generated from the continuing use of the CGU. These calculations use cash flow projections over a period of five years, based on next year financial budgets approved by management, with extrapolation for the remaining period, and an average of the range of assumption as mentioned below. The key assumptions used for the calculations are as follows:

Discount rate	18%
Terminal value growth rate	3.5%
Budgeted EDITDA growth	11-14%

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of a comparable market participant, which are adjusted for specific risks. These estimates are likely to differ from future actual results of operations and cash flows.

Based on the above, no impairment was identified as of March 31, 2012 as the recoverable value of the CGUs exceeded the carrying value. An analysis of the calculation’s sensitivity to a change in the key parameters (Revenue growth, operating margin, discount rate and long-term growth rate) based on reasonably probable assumptions, did not identify any probable scenarios where the CGU’s recoverable amount would fall below its carrying amount.

19)	TAX ASSETS AND LIABILITIES

Unrecognized Deferred Tax Assets

Deferred tax assets have not been recognized in respect of the following items:

	As at March 31
Particulars	2011	2012
	(in USD)
Deductible temporary differences	1,597,623	—
Tax loss carry forwards	6,621,611	522,504

Total	8,219,234	522,504

The deferred tax assets with respect to carry forward tax losses as at March 31, 2012 expire as follows:

	US Subsidiary		Singapore Subsidiary
Loss for the period	Tax losses	Expire on	Tax losses	Expire on
	(in USD)
Loss for the year 2007-2008	292,725	2028	—	—
Loss for the year 2008-2009	164,110	2029	—	—
Loss for the year 2011-2012	—	—	65,669	No limit

Total	456,835		65,669

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

19)	TAX ASSETS AND LIABILITIES – (Continued)

Unrecognized Deferred Tax Assets – (Continued)

In the year ended March 31, 2011, a deferred tax asset of USD 2,735,545 was recognized for unused tax losses as management considered it probable that future taxable profits would be available. Management has determined that the recoverability of the balance of deferred tax assets of USD 6,621,611 in respect of the remaining unused tax losses cannot be reasonably ascertained because a trend of profitable growth in the subsidiaries is not yet fully established. If profitable growth continues then the management will reassess the probability of future taxable profits and the utilization of the remaining unused tax losses.

Recognized Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are attributable to the following:

	As at March 31
Particulars	Assets		Liabilities		Net
	2011	2012	2011	2012	2011	2012
			(in USD)
Property, plant and equipment	—	—	(39,517)	(125,942)	(39,517)	(125,942)
Intangible assets	—	—	(439,664)	(293,411)	(439,664)	(293,411)
Trade and other receivables	—	349,526	—	—	—	349,526
Other current assets	90,750	167,246	—	—	90,750	167,246
Employee benefits	216,681	221,215	—	—	216,681	221,215
Other non-current liabilities	68,606	89,136	—	—	68,606	89,136
Minimum alternate tax	176,954	930,428	—	—	176,954	930,428
Tax loss carry forwards	2,747,354	4,559,694	—	—	2,747,354	4,559,694
Share based payments	—	2,580,788	—	—	—	2,580,788
Other disallowances	103,144	414,162	—	—	103,144	414,162

Deferred tax assets/(liabilities)	3,403,489	9,312,195	(479,181)	(419,353)	2,924,308	8,892,842
Set off	(479,181)	(419,353)	479,181	419,353	—	—

Net deferrd tax assets/(liabilities)	2,924,308	8,892,842	—	—	2,924,308	8,892,842

Movement in Temporary Differences During the Year

Particulars	Balance as on April 1, 2010	Recognised in profit or loss	Recognised in other comprehensive income	Effects of movement in foreign exchange rates	Balance as on March 31, 2011	Recognised in profit or loss	Recognised in other comprehensive income	Effects of movement in foreign exchange rates	Balance as on March 31, 2012
	(in USD)
Property, plant and equipment	(96,540)	45,771	—	11,252	(39,517)	(98,597)	—	12,172	(125,942)
Intangible assets	(483,058)	38,672	—	4,722	(439,664)	196,395	—	(50,142)	(293,411)
Trade and other receivables	80,636	(79,273)	—	(1,363)	—	376,613	—	(27,087)	349,526
Other current assets	52,305	38,301	—	144	90,750	94,995	—	(18,499)	167,246
Employee benefits	143,654	48,486	24,514	27	216,681	42,435	(7,535)	(30,366)	221,215
Other non-current liabilities	74,147	(5,068)	—	(473)	68,606	31,625	—	(11,095)	89,136
Minimum alternate tax	—	174,950	—	2,004	176,954	836,378	—	(82,904)	930,428
Tax loss carry forwards	11,809	2,716,235	—	19,310	2,747,354	2,327,152	—	(514,812)	4,559,694
Share based payments	—	—	—	—	—	2,780,793	—	(200,005)	2,580,788
Others	217,047	(111,403)	—	(2,500)	103,144	349,410	—	(38,392)	414,162

Total	—	2,866,671	24,514	33,123	2,924,308	6,937,199	(7,535)	(961,130)	8,892,842

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

20)	TRADE AND OTHER RECEIVABLES

	As at March 31
Particulars	2011	2012
	(in USD)
Trade receivables, net	10,890,207	17,985,015
Due from employees	95,958	324,612
Security deposits	1,243,558	1,647,549
Interest accrued but not due on term deposits	627,446	1,425,244

Total	12,857,169	21,382,420

Non-current	600,067	807,159
Current	12,257,102	20,575,261

Total	12,857,169	21,382,420

The trade receivable consists of airline, corporate and retail customers.

Security deposits include amounts paid in advance to suppliers of hotel and other services in order to guarantee the provision of those services.

The management do not consider there to be significant concentration of credit risk relating to trade and other receivables.

The Group’s exposure to credit and currency risks and impairment losses related to trade and the receivables is disclosed in note 5 and 34.

21)	CASH AND CASH EQUIVALENTS

	As at March 31
Particulars	2011	2012
	(in USD)
Cash in hand	155,643	155,737
Credit card collection in hand	3,706,738	4,123,100
Bank balances	3,363,637	14,642,810
Term deposits	44,504,303	24,876,583

Cash and cash equivalents	51,730,321	43,798,230
Bank overdrafts used for cash management purposes	(3,855,977)	—

Cash and cash equivalents in the statement of cash flows	47,874,344	43,798,230

Credit card collection in hand represents the amount of collection from credit card swiped by the customers which is outstanding as at the year end and credited to Group’s bank accounts subsequent to the year end.

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and financial liabilities is disclosed in note 5 and 34.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

22)	TERM DEPOSITS

	As at March 31
Particulars	2011	2012
	(in USD)
Term deposits	16,941,920	44,325,130

Total	16,941,920	44,325,130

Non-current	706,873	648,506
Current	16,235,047	43,676,624

Total	16,941,920	44,325,130

As of March 31, 2012, term deposits includes USD 536,960 (March 31, 2011: USD 661,960) against which letter of credit has been issued to various airlines.

As of March 31, 2012, term deposits includes USD 14,715,469 (March 31, 2011: USD 13,112,941) pledged with banks against bank guarantees and bank overdraft facility.

23)	OTHER CURRENT ASSETS

	As at March 31
Particulars	2011	2012
	(in USD)
Advance to vendors	16,685,798	20,062,884
Prepaid expenses	1,114,710	1,572,607
Prepaid lease rentals	51,521	79,790
Other assets	—	77,495

Total	17,852,029	21,792,776

24) OTHER NON-CURRENT ASSETS

	As at March 31
Particulars	2011	2012
	(in USD)
Prepaid lease rentals	219,021	449,559

Total	219,021	449,559

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

25)	CAPITAL AND RESERVES

Share Capital and Share Premium

	Ordinary Shares
Particulars	Number	Share capital	Share premium
		(in USD)
Balance as at April 1, 2010	17,542,120	8,767	11,356,522
Issue of ordinary shares through initial public offering, net of issuance costs	4,153,846	2,077	54,039,405
Convertible and redeemable preference shares converted to ordinary shares at initial public offering	12,324,460	6,162	41,179,783
Shares issued during the year on exercise of options	1,079,213	540	4,965,951

Balance as at March 31, 2011	35,099,639	17,546	111,541,661

Balance as at April 1, 2011	35,099,639	17,546	111,541,661
Issue of ordinary shares through follow-on public offering, net of issuance costs	1,546,777	773	36,276,441
Shares issued during the year on exercise of options	513,189	257	2,326,010

Balance as at March 31, 2012	37,159,605	18,576	150,144,112

On July 22, 2010, the Group effected a 20-for-one share split which was approved by the shareholders, with respect to all ordinary and convertible and redeemable preference shares, as well as a 20-for-one adjustment with respect to the number of ordinary shares underlying share options. All share and per share data provided herein gives effect to this stock split, applied retroactively.

On August 17, 2010, the Company completed the initial public offering of its ordinary shares, pursuant to which the Company issued and sold 3,846,154 ordinary shares and certain of its existing shareholders (referred to as the “Selling Shareholders”) sold 1,153,846 ordinary shares at a price of USD 14 per share. The offering resulted in gross proceeds of USD 53,846,156 and net proceeds of USD 50,076,925 to the Company and gross proceeds of USD 16,153,844 and net proceeds of USD 15,023,075 to the Selling Shareholders, after deducting underwriting discounts and commissions. Additionally, the Company incurred offering related expenses of approximately USD 2,128,176. The underwriters exercised their option to purchase 307,692 additional ordinary shares from the Company and 442,308 additional ordinary shares from the Selling Shareholders at the initial offering price of USD 14 per share to cover over-allotments, resulting in additional gross proceeds of USD 4,307,688 and net proceeds of USD 4,006,150 to the Company and additional gross proceeds of USD 6,192,312 and net proceeds of USD 5,758,850 to the Selling Shareholders, after deducting underwriting discounts and commissions.

On August 17, 2010, 6,577,260 Series A convertible and redeemable preference share of a par value USD 0.0005 each, 2,966,300 Series B convertible and redeemable preference share of a par value USD 0.0005 each, and 2,780,900 Series C convertible and redeemable preference share of a par value USD 0.0005 each were converted into 12,324,460 ordinary shares of a par value USD 0.0005 each. Accordingly, the carrying value of non-derivative liability component of convertible and redeemable preference shares as at the date of conversion of USD 41,185,945 has been reclassified to equity.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

25)	CAPITAL AND RESERVES – (Continued)

On June 2, 2011, the Company completed the follow-on public offering of its ordinary shares on NASDAQ, pursuant to which the Company issued and sold 1,450,000 ordinary shares and certain of its existing shareholders (referred to as the “Selling Shareholders”) sold 3,794,000 ordinary shares at a price of USD 24 per share. The offering resulted in gross proceeds of USD 34,800,000 and net proceeds of USD 33,669,000 to the Company and gross proceeds of USD 91,056,000 and net proceeds of USD 88,096,680 to the Selling Shareholders, after deducting underwriting discounts and commissions. Additionally, the Company incurred offering related expenses of approximately USD 518,942. Further on June 29, 2011, the underwriters exercised their option to purchase 96,777 additional ordinary shares from the Company and 253,223 additional ordinary shares from the Selling Shareholders at the follow-on offering price of USD 24 per share to cover over-allotments, resulting in additional gross proceeds of USD 2,322,648 and net proceeds of USD 2,247,162 to the Company and additional gross proceeds of USD 6,077,352 and net proceeds of USD 5,879,838 to the Selling Shareholders, after deducting underwriting discounts and commissions.

The Company presently has only one class of ordinary shares. For all matters submitted to vote in a shareholders meeting of the Company, every holder of an ordinary share as reflected in the records of the Company on the date of the shareholders meeting shall have one vote in respect of each share held.

Mauritius law mandates that any dividends shall be declared out of the distributable profits, after having set off accumulated losses at the beginning of the accounting period and no distribution may be made unless the Group’s board of directors is satisfied that upon the distribution being made (1) the Company is able to pay its debts as they become due in the normal course of business and (2) the value of the Company’s assets is greater than the sum of (a) the value of its liabilities and (b) Company’s stated capital. Should the Company declare and pay any dividends on ordinary shares, such dividends will be paid in USD to each holder of ordinary shares in proportion to the number of shares held to the total ordinary shares outstanding as on that date.

In the event of liquidation of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company shall be distributed to the holders of equity shares in proportion to the number of shares held to the total equity shares outstanding as on that date.

Foreign currency translation reserve

The translation reserve comprises foreign currency differences arising from the translation of the financial statements of the Indian, Singapore and Malaysia subsidiaries.

26)	ACQUISITION OF NON-CONTROLLING INTERESTS

In December 2010, the Group acquired an additional 0.01% interest in its Indian subsidiary (MakeMyTrip (India) private Limited) for USD 325,140 in cash, increasing its ownership from 99.98% to 99.99%. The Group recognised a decrease in non-controlling interest of USD 6,545 and an increase in accumulated deficit of USD 318,595.

In February 2012, the Group acquired an additional 3.42% interest in its Singapore subsidiary (Luxury Tours & Travel Pte Ltd) through subscription of new equity shares issued by the subsidiary for USD 812,062 in cash, increasing its ownership from 79.36% to 82.78%. The Group recognised an increase in non-controlling interest of USD 148,425 and an increase in accumulated deficit of USD 148,425.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

27)	EARNINGS (LOSS) PER SHARE

The following is the reconciliation of the income (loss) attributable to ordinary shareholders and weighted average number of ordinary shares used in the computation of basic and diluted earnings (loss) per share for the year ended March 31, 2010, 2011 and 2012:

	For the Year Ended March 31
Particulars	2010	2011	2012
Earnings (Loss) attributable to ordinary shareholders (USD)	(6,206,239)	4,827,471	7,183,935
Accretion of liability component of Series A convertible and redeemable preference share (USD)	—	253,058	—
Accretion of liability component of Series B convertible and redeemable preference share (USD)	—	130,261	—
Accretion of liability component of Series C convertible and redeemable preference share (USD)	—	42,972	—
Net change in fair value of derivative on Series B convertible and redeemable preference share (USD)	—	(22,305)	—
Net change in fair value of derivative on Series C convertible and redeemable preference share (USD)	—	(26,077)	—

Earnings (Loss) attributable to ordinary shareholders – dilutive (USD)	(6,206,239)	5,205,380	7,183,935
Weighted average number of ordinary shares outstanding used in computing basic earnings (loss) per share	17,521,120	28,320,901	36,682,240
Dilutive effect of share based awards (Nos.)	—	1,935,921	1,551,830
Dilutive effect of convertible securities (Nos.)
- Series A convertible and redeemable preference share	—	2,504,765	—
- Series B convertible and redeemable preference share	—	1,129,632	—
- Series C convertible and redeemable preference share	—	1,059,028	—

Weighted average number of ordinary shares outstanding used in computing dilutive earnings (loss) per share	17,521,120	34,950,246	38,234,070
Earnings (Loss) per share (USD)
Basic	(0.35)	0.17	0.20
Diluted	(0.35)	0.15	0.19

At March 31, 2012, Nil employee share based awards (March 31, 2011: Nil and March 31, 2010: 2,598,800) and Nil Series A convertible and redeemable preference shares (March 31, 2011: Nil and March 31, 2010: 6,577,260), Nil Series B convertible and redeemable preference shares (March 31, 2011: Nil and March 31, 2010: 2,966,300) and Nil Series C convertible and redeemable preference shares (March 31, 2011: Nil and March 31, 2010: 2,780,900) were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

On July 22, 2010, the Group effected a 20-for-one share split which was approved by the shareholders, with respect to all ordinary and convertible and redeemable preference shares, as well as a 20-for-one adjustment with respect to the number of ordinary shares underlying share options. All share and per share data provided herein gives effect to this share split applied retroactively.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

28)	LOANS AND BORROWINGS

This note provides information about the contractual terms of Group’s interest bearing loans and borrowings, which are measured at amortized cost. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risk, see note 5 and 34.

	As at March 31
Particulars	2011	2012
	(in USD)
Current liabilities
Current portion of secured bank loans	49,315	46,407
Current portion of finance lease liabilities	11,319	35,676

Current portion of loans and borrowings	60,634	82,083

	As at March 31
Particulars	2011	2012
	(in USD)
Non-current liabilities
Finance lease liabilities	19,027	98,248
Secured bank loans	129,896	79,032

Non-current portion of loans and borrowings	148,923	177,280

Terms and debt repayment schedule

Terms and conditions of outstanding loans were as follows:

				As at March 31,		As at March 31,
				2011		2012
		Interest	Year of	Original	Carrying	Original	Carrying
Particulars	Currency	rate	maturity	value	amount	value	amount
					(in USD)
Secured bank loans	INR	9% - 13%	2012 - 2016	225,459	179,211	201,439	125,439
Finance lease liabilities	INR	10% - 14%	2012 - 2013	93,118	30,346	43,506	16,581
Finance lease liabilities	SGD	3.76% - 3.77%	2010-2017	—	—	156,025	117,343

The bank loans are secured over motor vehicles with a carrying amount of USD 168,573 as at March 31, 2012 (March 31, 2011: USD 221,179).

The finance lease liabilities are secured over motor vehicles with a carrying amount of USD 177,334 as at March 31, 2012 (March 31, 2011: USD 73,704).

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

28)	LOANS AND BORROWINGS– (Continued)

Finance Lease Liabilities

Finance lease liabilities are as follows:

	As at March 31, 2011			As at March 31, 2012
Particulars	Future minimum lease payments	Interest	Present value of minimum lease payments	Future minimum lease payments	Interest	Present value of minimum lease payments
			(in USD)
Less than one year	14,288	2,969	11,319	39,950	4,274	35,676
Between one and five years	20,641	1,614	19,027	103,528	11,261	92,267
More than five years	—	—	—	6,548	567	5,981

Total	34,929	4,583	30,346	150,026	16,102	133,924

The Group has taken certain vehicles on lease and which have an option for the Group to purchase the vehicles as per terms of the lease agreements.

Credit Facility

The group has fund based limits with various banks amounting to USD 30,442,001 as at March 31, 2012 (March 31, 2011: USD 20,978,063). The group has drawn down from its outstanding limit amounting to Nil as at March 31, 2012 (March 31, 2011: USD 3,855,977) (refer note 21).

Convertible and redeemable preference shares

The compound financial instrument issued by the Group comprises convertible and redeemable preference shares (series A, B and C) with a discretionary, non-cumulative 8% dividend that can be converted into ordinary share capital at the option of the holder. One preference share will be converted into one ordinary share. The details of convertible and redeemable preference share are as follows:

Particulars	Convertible and Redeemable Preference Share — Series A	Convertible and Redeemable Preference Share — Series B	Convertible and Redeemable Preference Share — Series C
	(in USD)
Number of shares	6,577,260	2,966,300	2,780,900
Subscription amount	13,000,000	15,000,579	15,000,175

This compound instrument also has following adjustment clauses:

•

if subsequent to the issuance of the preference shares, the Group issues securities to parties (except for issue of securities discussed below*) at a price lower than the issue price of the original preference shares but higher than USD 1.08, then the Group is obligated to issue additional preference shares to the original preference shareholders, such that the average price of all preference shares held by the original Series A, B and C preference shareholders is equal to the purchase price of the new Series A, B and C preference shares issued.

•

if subsequent to the issuance of the preference shares, the Group issues securities to parties (except for issue of securities discussed below*) with a conversion price lower than the issue price of the original preference shares but higher than USD 1.08, then the Group is obligated to issue additional preference shares to the original preference shareholders such that the average price of all preference shares held by the original Series A, B and C shareholders is equal to the conversion price of the new Series A, B and C preference shares issued.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

28)	LOANS AND BORROWINGS – (Continued)

Convertible and redeemable preference shares – (Continued)

•

if subsequent to the issuance of the preference shares, except for any (a) ordinary shares issued to the employees of the Group under any employee share option plan approved by the Board; and (b) ordinary shares issued to one of the ordinary shareholder, the Group issues additional securities to any person at a price per security that is lower than USD 1.08 or the price at which such security is convertible into ordinary or preference shares is less than USD 1.08, then the Group is obligated to issue additional ordinary shares or preferred shares to the original preference shareholders such that the average price of all ordinary or preference shares held by the original preference shareholders is equal to the purchase/conversion price of the new ordinary or preference share issuance price.

*	Except for any Securities issued (a) to employees, consultants, officers or directors of the Group pursuant to preferred share option plans or preferred stock purchase plans (in each case, approved by the Board); (b) to financial institutions in connection with commercial credit arrangements, equipment financing or other similar financing arrangements, (c) pursuant to an Initial Public Offering (“IPO”); (d) pursuant to any stock splits, stock dividends or like transactions; or (e) to a non-financial corporation in connection with a license, distribution, business development, or for other similar arrangements.

The preference shares do not have a mandatory maturity period, however within the four years from the subscription date the preference shares may be redeemed if such redemption has been approved by the majority shareholders of the respective series. If the IPO does not happen within four years from the subscription date then the Group may also redeem such shares at any time after four years at a price equal to the purchase price of the preference shares.

The adjustment clauses as stated above represents a price protection feature that protects the original preference shareholders from declines in the market value of the Group’s securities. This clause may result in the entity issuing variable number of shares on conversion hence, represents a liability. Equity instruments are instruments that evidence a residual interest in the assets of an entity after deducting all of its liabilities. Therefore, when the initial carrying amount of a compound financial instrument is allocated to its equity and liability components, the equity component is assigned the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component. The value of any derivative features (such as conversion option) embedded in the compound financial instrument other than the equity component is included in the liability component. The sum of the carrying amounts assigned to the liability and equity components on initial recognition is always equal to the fair value that would be ascribed to the instrument as a whole. No gain or loss arises from initially recognizing the components of the instrument separately.

The equity component is recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component (including the embedded derivative liability). The fair value of the financial liability has been initially recognized at the amount payable on demand, discounted from the first date that the amount could be required to be paid. As the preference shareholders can demand repayment of the purchase price at any time subsequent to issuance, the fair value of the liability component has been calculated at not less than the nominal amount of the preference shares issued. From the liability component that includes the embedded derivative liability the fair value of the derivative liability is separated and the balance host contract is the liability. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition. Separable Embedded Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Fair value of the derivative is determined on the inception using binomial lattice method. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted through income statement.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

28)	LOANS AND BORROWINGS – (Continued)

Convertible and redeemable preference shares – (Continued)

Particulars	As at March 31,2011
(in USD)
Carrying amount of liability at beginning of the year	40,759,654
Accretion of interest	426,291
Converted to ordinary shares on IPO	(41,185,945)

Carrying amount of liability at end of the year	—

On July 22, 2010, the Group effected a 20-for-one share split which was approved by the shareholders, with respect to all ordinary and convertible and redeemable preference shares, as well as a 20-for-one adjustment with respect to the number of ordinary shares underlying share options. The number of convertible and redeemable preference shares and minimum issue price of USD 1.08 gives effect to this stock split, applied retroactively.

29)	OTHER CURRENT LIABILITIES

Particulars	As at March 31
	2011	2012
	(in USD)
Statutory liabilities	1,706,618	1,876,980
Deferred rent liabilities	—	56,154
Other liabilities	—	168,432

Total	1,706,618	2,101,566

30)	OTHER NON-CURRENT LIABILITIES

Particulars	As at March 31
	2011	2012
	(in USD)
Deferred rent liabilities	503,320	600,607
Other liabilities	—	887,051

Total	503,320	1,487,658

31)	EMPLOYEE BENEFIT PLANS

	As at March 31
Particulars	2011	2012
	(in USD)
Defined benefit plan	478,026	481,313
Other long term employee benefit (liability for compensated absences)	189,024	199,822

Total	667,050	681,135

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

31)	EMPLOYEE BENEFIT PLANS – (Continued)

Defined Contribution Plan

The Group’s provident fund scheme is a defined contribution plan. The following table sets out the disclosure in respect of define contribution plan:

	For the Year Ended March 31
Particulars	2010	2011	2012
		(in USD)
Contribution to provident fund	401,687	631,670	955,497

Total	401,687	631,670	955,497

The cost is recognised as personnel expenses in the consolidated statements of comprehensive income (loss).

Defined Benefit Plan

The Group’s gratuity scheme is a defined benefit plan. Gratuity is paid as a lump sum amount to employees at retirement or termination of employment at an amount based on the respective employee’s eligible salaries and the years of employment with the Group. The following table sets out the disclosure in respect of the defined benefit plan:

	As at March 31
Particulars	2011	2012
	(in USD)
Present value of unfunded obligations	478,026	481,313

Total	478,026	481,313

Movement in the Present Value of the Defined Benefit Obligation

	For the Year Ended March 31
Particulars	2010	2011	2012
		(in USD)
Defined benefit obligations at the beginning of the year	131,626	226,909	478,026
Current service costs	49,368	84,381	114,678
Interest on obligation	9,362	20,508	32,478

Actuarial (gain) losses in other comprehensive income	14,431	73,356	(23,223)
Benefits paid	(1,843)	(764)	(54,159)
Past service cost	—	72,068	—
Effects of movement in exchange rate	23,965	1,568	(66,487)

Defined benefit obligations at the end of the year	226,909	478,026	481,313

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

31)	EMPLOYEE BENEFIT PLANS – (Continued)

Expense Recognised in Profit or Loss

	For the Year Ended March 31
Particulars	2010	2011	2012
	(in USD)
Current service costs	49,368	84,381	114,678
Past service cost	—	72,068	—
Interest on obligation	9,362	20,508	32,478

Total	58,730	176,957	147,156

The expense is recognised in personnel expenses in the consolidated statements of comprehensive income (loss).

Actuarial Gains and (Losses) Recognised in Other Comprehensive Income

	For the Year Ended March 31
Particulars	2010	2011	2012
	(in USD)
Cumulative amount at April 1	109,110	94,679	21,323
Recognised during the year	(14,431)	(73,356)	23,223

Cumulative amount at March 31	94,679	21,323	44,546

Actuarial Assumptions

Principal actuarial assumptions are given below:

	As at March 31
	2011	2012
Discount rate (per annum)	7.70%	8.40%
Future salary increases (per annum)	12.00%	10.00%
Retirement age	58	58
Withdrawal rates	30.00%	25.00%

Assumptions regarding future mortality rates are based on Life Insurance Corporation of India (LIC) published mortality rates (1994-96) tables.

The actuarial valuation is carried out half yearly by an independent actuary. The discount rate used for determining the present value of obligation under the defined benefit plan is determined by reference to market yields at the end of the reporting period on Indian Government Bonds. The currency and the term of the government bonds is consistent with the currency and term of the defined benefit obligation.

The salary growth rate takes into account inflation, seniority, promotion and other relevant factors on long-term basis.

Historical Information:

	As at March 31
Particulars	2009	2010	2011	2012
	(in USD)
Present value of defined benefit obligations	133,588	226,909	478,026	481,313
Experience gain (loss) adjustments arising on plan liabilities	32,627	1,780	(47,856)	6,594

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

32)	SHARE BASED PAYMENT

Description of the Share-Based Payment Arrangements

Share Option Programme (Equity-Settled)

a)	2006 MakeMyTrip.com Equity Option Plan

In 2006, the Group established a share option program in India, named the ‘2006 MakeMyTrip.com Equity Option Plan’ (or ‘2006 ESOP’), which was approved by the shareholders of the Company at an extra-ordinary meeting held on December 21, 2005. The ESOP entitles the eligible employees to purchase ordinary shares of the Group’s Indian Subsidiary. The Group granted employee stock options to eligible employees on various dates.

Terms and Conditions of the 2006 ESOP Plan

The terms and conditions relating to the grants of the share option program are given below:

Grant Date/Employees Entitled	Number of Instruments	Vesting Conditions	Contractual Life of Options
Opening balance as of April 1, 2009	8,682,616	Note 1	5 -8 years
Options granted during the year ended March 31, 2010	—
Total share options as of March 31, 2010	8,682,616

Note: 1.	Vesting conditions: Graded vesting over 4 years. 10% on the expiry of 12 months from the grant date. 20% on the expiry of 24 months from the grant date. 30% on the expiry of 36 months from the grant date. 40% on the expiry of 48 months from the grant date.
2.	The stock options can be exercised within a period of 48 months from the date of vesting.
3.	Options are to be settled by physical delivery of ordinary shares.

The number and weighted average exercise price of share options under 2006 ESOP plan are as follows:

	Weighted Average Exercise Price (USD)	Number of Options
Particulars	2010	2010
Outstanding at April 1	0.39	7,865,241
Forfeited and expired during the period	0.21	(24,224)
Exercised during the period	0.21	(3,826)
Granted during the period	—	—
Replaced with options under MMT ESOP plan	0.38	(7,837,191)
Outstanding at March 31	—	—
Exercisable at March 31	—	—

There are nil options outstanding at March 31, 2010 as all options outstanding under this plan have been replaced with options granted under MMT ESOP plan. There have been no further issues of stock options under this plan.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

32)	SHARE BASED PAYMENT– (Continued)

b)	MakeMyTrip.com Equity Option Plan

In 2000, the Group approved a share option programme in Mauritius, named the MakeMyTrip.com Equity Option Plan (“MMT ESOP Plan”). In June 2009, this plan was expanded in order to issue share options to employees of subsidiaries and directors of the group. The Group replaced certain share options to acquire shares in its Indian subsidiary held by employees at its subsidiaries with options granted under the MMT ESOP Plan.

Terms and Conditions of the MMT ESOP Plan

The terms and conditions relating to the grants under MMT ESOP Plan are given below:

Grant Date/Employees Entitled	Number of Instruments	Vesting Conditions	Contractual Life of Options
Opening outstanding Options as of April 1, 2009	—	None
Options granted during the year ended March 31, 2010	2,703,810	Refer Notes	4 - 6 years
Options granted during the year ended March 31, 2011	—

Total share options as of March 31, 2010	2,703,810

Note: 1.	Of the options granted during the year 2009-10, 2,423,810 options got immediately vested on the grant date and 280,000 options have 25% graded vesting each year over 4 years period.
2.	1,747,810 options have no sale restrictions after vesting and 956,000 options have post vesting sales restrictions.
3.	The stock options can be exercised prior to the earliest of the following dates:
a.	48 months from the vesting date
b.	72 months from the date of grant.
c.	6 months following the grantee’s date of voluntary resignation or termination of employment other than due to death, disablement or retirement.
d.	1 year following the death of a grantee or termination due to disability or retirement.
4.	Post vesting sales restrictions are as below:
a.	up to 50% of the shares are eligible to be sold since August 17, 2010 the completion date of our initial public offering;
b.	up to 25% further of the shares may be sold on or after August 17, 2011, the date falling one year after the completion of our initial public offering; and
c.	the remaining 25% of the shares may be sold on or after August 17, 2012, the date falling two years after the completion of our initial public offering.

The number and weighted average exercise price of share options under MMT ESOP plan are as follows:

Particulars	Weighted Average Exercise Price (USD)	Number of Options	Weighted Average Exercise Price (USD)	Number of Options	Weighted Average Exercise Price (USD)	Number of Options
	2010	2010	2011	2011	2012	2012
Outstanding at April 1	—	—	1.44	2,598,810	1.59	1,510,187
Forfeited and expired during the year	—	—	1.29	9,410	1.05	86,000
Granted during the year	1.41	2,703,810	—	—	—	—
Exercised during the year	0.71	105,000	1.22	1,079,213	1.69	510,966
Outstanding at March 31	1.44	2,598,810	1.59	1,510,187	1.59	913,221
Exercisable at March 31	1.55	2,318,800	1.76	1,300,187	1.70	823,221

The options outstanding at March 31, 2012 have an exercise price in the range of USD 0.4875 to USD 5.3940 (March 31, 2011: USD 0.4875 to USD 5.3940 and March 31, 2010: USD 0.0005 to USD 5.3940) and a weighted average contractual life of 1 years and 8 months (March 31, 2011: 2 years and 8 months and March 31, 2010: 3 years and 6 months).

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

32)	SHARE BASED PAYMENT– (Continued)

b)	MakeMyTrip.com Equity Option Plan – (Continued)

Inputs for Measurement of Grant Date Fair Values of MMT ESOP Plan

The grant date fair value of the options granted to employees was measured based on the Black-Scholes formula. Expected volatility is estimated by considering historical average share price volatility of the comparable companies. The inputs used in the measurement of the fair values of the option at the date of grant during the year ended March 31, 2010 are summarized below:

Fair Value of Share Options and Assumptions
Weighted average share price (USD	4.70
Weighted average exercise price (USD)	1.41
Expected volatility	51.19% - 61.0%
Expected term	2 - 5 years
Expected dividends	—
Risk-free interest rate	1.12% - 2.64%

7,837,191 options outstanding under 2006 ESOP plan were replaced with 1,367,800 options under MMT ESOP plan which resulted in modification of the 2006 ESOP plan as defined under IFRS 2, Share — based Payment. On account of this modification, the Group has recognized USD 1,505,868 during the year ended March 31, 2010, as the incremental fair value being difference between the fair value of MMT ESOP plan and that of the 2006 ESOP plan both estimated as at the date of the modification.

Further, the Group has recognized the unamortized cost of USD 539,259 during the year ended March 31, 2010, under the 2006 ESOP plan as the options got immediately vested.

Also, the Group has recognized USD 4,726,249 during the year ended March 31, 2010, as ESOP cost for 1,336,000 fresh options granted under the MMT ESOP plan.

During the year ended March 31, 2012, share based payment expense recognized under personnel expenses (refer note 12) is amounting to USD (25,082) (March 31, 2011: USD 527,285).

On July 22, 2010, the Group effected a 20-for-one share split which was approved by the shareholders, with respect to all ordinary and convertible and redeemable preference shares, as well as a 20-for-one adjustment with respect to the number of ordinary shares underlying share options. All share and per share data provided herein gives effect to this stock split, applied retroactively.

c)	Share Incentive Plan

In 2010, the Group approved a share incentive plan in Mauritius, named the MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”). During the year ended March 31, 2012, the Group granted restricted share units, or RSUs, under the plan to eligible employees. Each RSU represents the right to receive one common share.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

32)	SHARE BASED PAYMENT– (Continued)

c)	Share Incentive Plan – (Continued)

Terms and Conditions of the Share Incentive Plan

The terms and conditions relating to the grants under Share Incentive Plan are given below:

Grant date/Employees entitled	Number of instruments	Vesting conditions	Contractual life of RSU
RSU granted during the year ended March 31, 2012	977,693	Refer notes	4 – 8 years

Total RSU	977,693

Note:

1.	Of the RSU granted during the year ended March 31, 2012:
-	75,832 RSU have 25% graded vesting each six months over 2 years period.
-	724,975 RSU have 33.33% graded vesting each year over 3 years period.
-	174,450 RSU have graded vesting over 4 years. 10% on the expiry of 12 months from the grant date. 20% on the expiry of 24 months from the grant date. 30% on the expiry of 36 months from the grant date. 40% on the expiry of 48 months from the grant date.
2.	The RSU can be exercised within a period of 48 months from the date of vesting.

The number and weighted average exercise price of RSU under share incentive plan are as follows:

	Weighted average exercise price (USD)	Number of RSU
Particulars	2012	2012
Outstanding as at April 1, 2011	—	—
Granted during the year	0.0005	977,693
Forfeited and expired during the year	0.0005	(20,066)
Exercised during the year	0.0005	(2,223)
Outstanding as at March 31, 2012	0.0005	955,404
Exercisable as at March 31, 2012	0.0005	15,146

The RSU outstanding at March 31, 2012 have an exercise price of USD 0.0005 and a weighted average contractual life of 5.7 years.

Inputs for Measurement of Grant Date Fair Values of Share Incentive Plan

The grant date fair value of the RSU granted to employees was measured based on the Black-Scholes option-pricing model. Expected volatility is estimated by considering historical average share price volatility of the comparable companies. The inputs used in the measurement of the fair values of the RSU at the date of grant are summarized below:

Fair value of RSU and assumptions
Share price (USD)	19.29 – 25.01
Exercise price (USD)	0.0005
Expected volatility	42.2% - 54.0%
Expected term	2.5 - 6 years
Expected dividends	—
Risk-free interest rate	0.23% - 2.15%

During the year ended March 31, 2012, share based payment expense recognized under personnel expenses (refer note 12) is amounting to USD 6,919,532 for the RSU granted under the share incentive plan.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

33)	TRADE AND OTHER PAYABLES

	As at March 31
Particulars	2011	2012
	(in USD)
Other trade payables	13,159,344	25,437,805
Accrued expenses	6,892,467	10,331,310
Advance from customers	9,642,891	10,928,529

Total	29,694,702	46,697,644

Trade payables primarily include amount payable to airlines for cost of airline tickets.

The Group’s exposure to currency and liquidity risk related to trade and other payables is disclosed in note 5 and 34.

34)	FINANCIAL INSTRUMENTS

Credit Risk

Exposure to Credit Risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	As at March 31
Particulars	2011	2012
	(in USD)
Trade and other receivables	12,857,169	21,382,420
Term deposits	16,941,920	44,325,130
Cash and cash equivalents (except cash in hand)	51,574,678	43,642,493

Total	81,373,767	109,350,043

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was:

	As at March 31
Particulars	2011	2012
	(in USD)
India	11,814,563	18,318,872
Others	1,042,606	3,063,548

Total	12,857,169	21,382,420

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

34)	FINANCIAL INSTRUMENTS – (continued)

Credit Risk – (continued)

The maximum exposure to credit risk for trade and other receivables and term deposits at the reporting date by type of counterparty was:

	As at March 31
Particulars	2011	2012
	(in USD)
Airlines	7,058,313	8,596,077
Retail customers	1,428,997	3,155,009
Corporate customers	1,961,528	4,480,419
Deposit with hotels	643,492	807,159
Term deposits with bank	16,941,920	44,325,130
Others	1,764,839	4,343,756

Total	29,799,089	65,707,550

Impairment Losses

The age of trade and other receivables and term deposits at the reporting date was:

	As at March 31
	2011		2012
Particulars	Gross	Impairment	Gross	Impairment
		(in USD)
Not past due	27,662,679	—	59,141,527	—
Past due 0-30 days	737,496	—	2,182,304	—
Past due 30-120 days	1,614,040	257,292	4,315,532	—
More than one year	917,724	875,558	1,145,473	1,077,286

Total	30,931,939	1,132,850	66,784,836	1,077,286

The movement in the allowance for doubtful debts in respect of trade and other receivables during the year was as follows:

Particulars	For the year ended March 31
	2011	2012
	(in USD)
Balance at the beginning of the year	1,148,892	1,132,850
Provision for doubtful debts	424,512	528,042
Amounts written off against the allowance	(351,202)	(432,177)
Effects of movement in exchange rate	(89,352)	(151,429)
Balance at the end of the year	1,132,850	1,077,286

Allowance for doubtful debts mainly represents amount due from airlines, global distribution system provider and retail customers. Based on historical experience, the Group believes that no impairment allowance is necessary, apart from above, in respect of trade receivables.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

34)	FINANCIAL INSTRUMENTS – (Continued)

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

As at March 31, 2011

	Carrying	Contractual	6 months	6-12			More than
Non-derivative financial liabilities	amount	cash flows*	or less	months	1-2 years	2-5 years	5 years
	(in USD)
Finance lease liabilities	30,346	(34,929)	(7,465)	(6,823)	(13,325)	(7,316)	—
Secured bank loans	179,211	(205,671)	(27,431)	(32,176)	(63,945)	(82,119)	—
Trade and other payables	20,051,811	(20,051,811)	(20,051,811)	—	—	—	—
Other current liabilities	1,706,618	(1,706,618)	(1,706,618)	—	—	—	—
Bank overdraft	3,855,977	(3,855,977)	(3,855,977)	—	—	—	—

Total	25,823,963	(25,855,006)	(25,649,302)	(38,999)	(77,270)	(89,435)	—

Notes: * Represents undiscounted cash flows of interest and principal

As at March 31, 2012

	Carrying	Contractual	6 months	6-12			More than
Non-derivative financial liabilities	amount	cash flows*	or less	months	1-2 years	2-5 years	5 years
	(in USD)
Finance lease liabilities	133,924	(150,026)	(20,163)	(19,787)	(34,882)	(68,646)	(6,548)
Secured bank loans	125,439	(143,282)	(28,271)	(28,271)	(56,021)	(30,719)	—
Trade and other payables	35,769,115	(35,769,115)	(35,769,115)	—	—	—	—
Other liabilities	2,932,463	(3,233,677)	(2,051,392)	—	(1,182,285)	—	—

Total	38,960,941	(39,296,100)	(37,868,941)	(48,058)	(1,273,188)	(99,365)	(6,548)

Notes: * Represents undiscounted cash flows of interest and principal

	Carrying	Contractual	6 months	6-12			More than
Derivative financial liabilities	amount	cash flows	or less	months	1-2 years	2-5 years	5 years
	(in USD)
Derivative Instrument	149,135	—	—	—	—	—	—

Total	149,135	—	—	—	—	—	—

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

34)	FINANCIAL INSTRUMENTS – (Continued)

Currency Risk

Exposure to Currency Risk

The Group incurs foreign currency risk primarily in respect of revenue denominated in a currency other than the functional currency of the MakeMyTrip (India) Private Limited (Indian subsidiary), in which the transaction takes place. On a consolidated basis, the Group is primarily exposed to foreign currency fluctuations between the USD (presentation currency) and INR, being the functional currency of its Indian subsidiary. The Group’s exposure to foreign currency risk was based on the following amounts as at the reporting dates (in equivalent USD):

	As at March 31
Particulars	2011	2012
	(in USD)
Trade and other receivables	3,567,671	5,122,592
Trade and other payables	(10,999,725)	(17,138,755)
Cash and cash equivalents	1,022,149	3,641,352

Net exposure	(6,409,905)	(8,374,811)

The following significant exchange rates applied during the year:

	Average exchange rate		Reporting date rate
USD	2011	2012	March 31, 2011	March 31, 2012
INR 1	0.0218	0.0192	0.0221	0.0207

Sensitivity Analysis

Any change in the exchange rate of USD against currencies other than INR is not expected to have significant impact on the Group’s profit or loss. Accordingly, a 10% appreciation of the USD as indicated below, against the INR would have decreased profit by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables remain constant.

	For the Year Ended March 31
Particulars	2011	2012
	(in USD)
10% strengthening of USD against INR	(610,467)	(797,601)

A 10% depreciation of the USD against INR would have had the equal but opposite effect on the above currency to the amounts shown above, on the basis that all other variables remain constant.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

34)	FINANCIAL INSTRUMENTS – (Continued)

Interest Rate Risk

Profile

At the reporting date the interest rate profile of the Group’s interest-bearing financial instruments was as follows:

	As at March 31
Particulars	2011	2012
	(in USD)
Fixed rate instruments
Financial assets
Term deposits	16,941,920	44,325,130
Cash and cash equivalents	44,504,303	24,876,583
Financial liabilities
Finance lease liabilities	30,346	133,924
Secured bank loans	179,211	125,439

	61,655,780	69,461,076

Variable rate instruments
Financial liabilities
Bank overdraft	3,855,977	—

	3,855,977	—

Fair Value Sensitivity Analysis for Fixed Rate Instruments

The Group does not account for any fixed rate financial assets and liabilities at fair value through profit or loss. Therefore a change in interest rates at the reporting date would not affect profit or loss.

Cash Flow Sensitivity Analysis for Variable Rate Instruments

An increase of 100 basis points in interest rates at the reporting date would have decreased profit as at March 31, 2011 by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

Profit or Loss
(in USD)
March 31, 2011	(38,560)
March 31, 2012	—

A decrease of 100 basis points in the interest rates at the reporting date would have had equal but opposite effect on the amounts shown above, on the basis that all other variables remain constant.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

34)	FINANCIAL INSTRUMENTS – (Continued)

Fair Values – (Continued)

Fair Values

Fair Values Versus Carrying Amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	As at March 31, 2011		As at March 31, 2012
Particulars	Carrying amount	Fair value	Carrying amount	Fair value
	(in USD)
Assets carried at fair value
Other investment	—	—	4,416,543	4,416,543
Derivatives instruments	—	—	202,054	202,054

	—	—	4,618,597	4,618,597

Assets carried at amortised cost
Trade and other receivables	12,857,169	12,857,169	21,382,420	21,382,420
Term deposits	16,941,920	16,941,920	44,325,130	44,325,130
Cash and cash equivalents	51,730,321	51,730,321	43,798,230	43,798,230
Other assets	—	—	77,495	77,495

	81,529,410	81,529,410	109,583,275	109,583,275

Liabilities carried at fair value
Derivatives instruments	—	—	149,135	149,135

	—	—	149,135	149,135

Liabilities carried at amortized cost
Finance lease liabilities	30,346	30,346	133,924	133,924
Secured bank loans	179,211	179,211	125,439	125,439
Bank overdraft	3,855,977	3,855,977	—	—
Trade and other payables	20,051,811	20,051,811	35,769,115	35,769,115
Other liabilities	1,706,618	1,706,618	2,932,463	2,932,463

	25,823,963	25,823,963	38,960,941	38,960,941

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Particulars	As at March 31, 2012
	Level 1	Level 2	Level 3	Total
	(in USD)
Other investment	—	—	4,416,543	4,416,543
Derivatives instruments	—	—	202,054	202,054

Total Assets	—	—	4,618,597	4,618,597

Derivatives instruments	—	—	149,135	149,135

Total Liabilities	—	—	149,135	149,135

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

34)	FINANCIAL INSTRUMENTS – (Continued)

Fair Values – (Continued)

The following table shows a reconciliation from the beginning balances to the ending balances for fair value measurement in Level 3 of the fair value hierarchy:

Particulars	As at March 31, 2012
	Other investment	Derivatives instruments	Derivatives instruments
	(in USD)
Opening balances	—	—	—
Arising from acquisition	4,845,480	246,312	(127,568)
Total gains and losses recognized in:
- in profit or loss	—	(44,258)	(21,567)
- in other comprehensive income	(428,937)	—	—

Closing balances	4,416,543	202,054	(149,135)

The basis for determining fair values is disclosed in note 4.

There were no transfers between Level 1, Level 2 and Level 3 during the year.

35)	OPERATING LEASES

Leases as lessee

Non cancellable operating lease rentals are payable as follows:

	As at March 31
Particulars	2011	2012
	(in USD)
Less than one year	1,561,760	2,184,098
Between one and five years	5,807,590	5,861,875
More than five years	1,194,632	4,435,539

Total	8,563,982	12,481,512

The Group leases a number of offices under operating leases. The lease period ranges for a period of three to nine years, with an option to renew the lease after that date. Lease payments are increased after a specified period under such arrangements.

During the year ended March 31, 2012, USD 2,079,183 was recognized as rent expense under other operating expense in profit or loss in respect of operating leases (March 31, 2011: USD 1,394,969).

36)	CAPITAL COMMITMENTS

Estimated amount of contracts remaining to be executed on the capital account and not provided for (net of advances) aggregate USD 1,665,833 as at March 31, 2012 (March 31, 2011: USD 2,464,731).

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

37)	RELATED PARTIES

For the purpose of the consolidated financial statements, parties are considered to be related to the Group, if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

Related parties and nature of relationships where control exists:

Nature of relationship	Name of related parties
Holding Company (until August 17, 2010)	SB Asia Infrastructure Fund II, Limited Partnership, Cayman Islands

Related parties and nature of related party relationships:

Nature of relationship	Name of related parties
Significant influence over the Company (with effect from August 18, 2010)	SB Asia Infrastructure Fund II, Limited Partnership, Cayman Islands
Key management personnel	Deep Kalra
Key management personnel	Keyur Joshi
Key management personnel	Rajesh Magow
Key management personnel	Mohit Gupta
Key management personnel	Amit Somani
Key management personnel	Mukesh Singh (till July 22, 2011)
Key management personnel	Vivek N. Gour
Key management personnel	Frederic Lalonde
Key management personnel Key management personnel	Philip C. Wolf Ranodeb Roy
Party controlled by key management personnel	PhoCus Wright Inc.
Party controlled by key management personnel	Chandra Capital

Transactions with Holding company:

	For the Year Ended March 31
Transactions	2010	2011	2012
	(in USD)
Revenue from air ticketing	16,901	5,367	—

Transactions with entity having significant influence over the Company:

	For the Year Ended March 31
Transactions	2010	2011	2012
	(in USD)
Revenue from air ticketing	—	17,075	—

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

37)	RELATED PARTIES – (Continued)

Transactions with entity having significant influence over the Company – (continued)

In August 2011, the Company acquired 19.98% equity interest in Le Travenues Technology Private Limited (Ixigo), which owns and operates www.ixigo.com, an online travel meta search engine (refer note 10). The holding company of Le Travenues Technology Private Limited is SAIF Partners India IV Limited. As per the agreement, the Company has the right to use the domain and its source data of www.ixigo.com and Ixigo has the right to use the domain and its source data of www.oktatabyebye.com which is owned and operated by the Company.

Transactions with party controlled by key management personnel:

	For the Year Ended March 31
Transactions	2010	2011	2012
	(in USD)
Revenue from air ticketing	—	4,560	45,808
Purchase of marketing services	19,300	25,100	28,998

	As at March 31
Balance Outstanding	2011	2012
	(in USD)
Trade and other payables	455	16,455
Trade and other receivables	37,077	73,849
Advance to vendor	8,000	—

Transactions with Key Management Personnel:

Key Management Personnel Compensation*

Key management personnel compensation comprised:

	For the Year Ended March 31
Particulars	2010	2011	2012
		(in USD)
Short-term employee benefits	208,428	473,592	1,391,278
Contribution to provident fund	11,920	19,687	41,710
Share based payment	1,880,398	—	5,444,578
Legal and professional	—	10,000	85,000

Total	2,100,746	503,279	6,962,566

Note: *	Provision for gratuity and compensated absences has not been considered, since the provisions are based on actuarial valuations for the Group’s entities as a whole.

MakeMyTrip Limited

Year ended March 31, 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

38)	GROUP ENTITIES

Subsidiaries

Name of subsidiaries	Country of Incorporation	Ownership interest at March 31
		2011	2012
MakeMyTrip.com Inc	USA	100%	100%
MakeMyTrip (India) Private Limited	India	99.99%	99.99%
Luxury Tours & Travel Pte Ltd	Singapore	—	82.78%
Luxury Tours (Malaysia) Sdn Bhd	Malaysia	—	100%

39)	SUBSEQUENT EVENTS

Amendment to the Share Purchase Agreement signed with Luxury Tours & Travel Pte Ltd

In July 2012, the Company entered into an agreement with the remaining shareholders of Luxury Tours & Travel Pte Ltd (LTT) which amended the terms of the original share purchase agreement (SPA) signed in February 2011. As per the amended terms, the Company will purchase the remaining shares held by remaining shareholder in LTT by December 31, 2012 for USD 760,162. In August 2012, the Company has purchased 12,000 shares from the selling shareholder for USD 181,890 (refer note 8). The Company is evaluating the impact of this amended agreement on its consolidated financial statements in the year of consummation of this transaction.